AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 4, 2000.
                                           REGISTRATION STATEMENT NO. 333-90027

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                                AMENDMENT NO. 2
                                       TO
                                   FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                                 MASTEC, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              FLORIDA                     65-0829355
  (STATE OR OTHER JURISDICTION OF      (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)   IDENTIFICATION NUMBER)

                                                                                          JOSE SARIEGO, ESQ.
                                                                                SENIOR VICE PRESIDENT--GENERAL COUNSEL
                                                                                             MASTEC, INC.
                            3155 N.W. 77TH AVENUE                                       3155 N.W. 77TH AVENUE
                         MIAMI, FLORIDA 33122-1205                                    MIAMI, FLORIDA 33122-1205
                          TELEPHONE (305) 599-1800                                     TELEPHONE (305) 406-1954
          (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,         (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
  INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)           INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                ---------------
                 PLEASE SEND A COPY OF ALL COMMUNICATIONS TO:

           STEVEN D. RUBIN, ESQ.             JOEL S. KLAPERMAN, ESQ.
         STEARNS WEAVER MILLER WEISSLER        SHEARMAN & STERLING
            ALHADEFF & SITTERSON, P.A.        599 LEXINGTON AVENUE
      150 WEST FLAGLER STREET, SUITE 2200   NEW YORK, NEW YORK 10022
            MIAMI, FLORIDA 33130
                                ---------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box [ ].

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering [ ].

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ].

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box [ ].

                        CALCULATION OF REGISTRATION FEE

===============================================================================================================
                                                     PROPOSED MAXIMUM    PROPOSED MAXIMUM
       TITLE OF EACH CLASS          AMOUNT TO BE      OFFERING PRICE        AGGREGATE            AMOUNT OF
 OF SECURITIES TO BE REGISTERED      REGISTERED        PER SHARE(1)     OFFERING PRICE(1)   REGISTRATION FEE(1)
---------------------------------------------------------------------------------------------------------------
Common Stock, $.10 par value     1,875,000 shares        $ 32.25           $60,468,750       $   16,810.31(2)
===============================================================================================================

(1) Computed in accordance with Rule 457(c) under the Securities Act of 1933, based on the average of the high and low price of the Common Stock on the New York Stock Exchange on October 28, 1999.
(2) Previously paid with the initial filing of the Registration Statement on November 1, 1999.


     Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus filed as part of this Registration Statement relates to the shares of Common Stock registered hereby and to the remaining 1,000,000 unissued shares of Common Stock previously registered by the Registrant under its Registration Statement on Form S-3, filed on August 28, 1996, as amended December 12, 1996 (File No. 333-11013). This Registration Statement also constitutes Post-Effective Amendment No. 3 to such prior Registration Statement.

                                ---------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: one to be used in connection with an offering of MasTec, Inc.'s Common Stock, par value $.10 per share, in the United States and Canada and one to be used in a concurrent offering of MasTec, Inc.'s Common Stock outside the United States and Canada. The prospectuses are identical except for the front cover page. The U.S. prospectus is included in the Registration Statement and is followed by the front cover page to be used in the international prospectus. The front cover page for the international prospectus included in this Registration Statement has been labeled "Alternate Page For International Prospectus." Final forms of each prospectus will be filed with the Securities and Exchange Commission under Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, as amended.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.


PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED FEBRUARY 4, 2000


                                2,500,000 SHARES

                                 [MASTEC LOGO]

                                  COMMON STOCK

                                ---------------

MASTEC, INC. IS OFFERING 2,500,000 SHARES OF ITS COMMON STOCK.

                                ---------------

MASTEC'S COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "MTZ." ON FEBRUARY 2, 2000 THE REPORTED LAST SALE PRICE OF MASTEC'S COMMON STOCK ON THE NEW YORK STOCK EXCHANGE WAS $48 7/16 PER SHARE.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.


                                ---------------
                               PRICE $   A SHARE
                                ---------------

                                     UNDERWRITING
                       PRICE TO     DISCOUNTS AND    PROCEEDS TO
                        PUBLIC       COMMISSIONS       MASTEC
                    -------------- --------------- --------------
PER SHARE ......... $              $               $
TOTAL ............. $              $               $

A SELLING SHAREHOLDER HAS GRANTED THE UNDERWRITERS THE RIGHT TO PURCHASE UP TO AN ADDITIONAL 375,000 SHARES OF COMMON STOCK TO COVER OVER-ALLOTMENTS. WE WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF THESE ADDITIONAL SHARES.


THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


MORGAN STANLEY & CO. INCORPORATED EXPECTS TO DELIVER THE SHARES TO PURCHASERS
ON      , 2000.

                                ---------------
MORGAN STANLEY DEAN WITTER

                            JEFFERIES & COMPANY, INC.

                                                  MORGAN KEEGAN & COMPANY, INC.

     , 2000

                                    MASTEC.
                             BUILDING THE E-WORLD.

                               TABLE OF CONTENTS

                                                  PAGE
                                               ----------
Prospectus Summary .........................         4
Risk Factors ...............................         9
Cautionary Note Regarding Forward-
   Looking Statements ......................        14
Use of Proceeds ............................        15
Price Range of Common Stock and
   Dividend Policy .........................        15
Capitalization .............................        16
Selected Financial Data ....................        17
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations ..............................        19

                                                  PAGE
                                               ----------
Business ...................................        30
Management .................................        37
Principal and Selling Shareholders .........        39
Description of Capital Stock ...............        40
Material United States Tax Consequences
   for Non-U.S. Investors ..................        42
Underwriters ...............................        45
Legal Matters ..............................        49
Experts ....................................        49
Where You Can Find More Information
   About MasTec ............................        50
Index to Financial Statements ..............       F-1

                              PROSPECTUS SUMMARY

     THIS PROSPECTUS INCLUDES SPECIFIC INFORMATION REGARDING OUR BUSINESS AND DETAILED FINANCIAL DATA. WE ENCOURAGE YOU TO READ THIS PROSPECTUS IN ITS ENTIRETY. WE HAVE ADJUSTED ALL REFERENCES TO OUR COMMON STOCK IN THIS PROSPECTUS TO GIVE EFFECT TO THE THREE-FOR-TWO STOCK SPLIT WHICH WE EFFECTED ON FEBRUARY 28, 1997 BY MEANS OF A STOCK DIVIDEND OF ONE SHARE OF COMMON STOCK FOR EVERY TWO SHARES OF COMMON STOCK OUTSTANDING.

                                 MASTEC, INC.


     We design, build, install and maintain internal and external networks supporting the Internet, Internet-related applications, e-commerce and other communications and energy facilities for leading telecommunications, cable television, energy and other Fortune 500 companies. Based on revenue, we are the largest end-to-end telecommunications and energy infrastructure service provider in North America. We offer comprehensive network infrastructure solutions to a diverse group of customers, enabling our customers to connect with their customers.

     Currently, we operate from approximately 200 locations throughout North America, which accounted for 95% of our revenue in 1999. Our revenue and operating income have grown significantly in the past five years through both acquisitions and internal growth. Over the last five years, our consolidated revenue has grown at a compounded annual growth rate of 55% and our consolidated operating income has grown at a compounded annual growth rate of 61%. Our 1999 growth was achieved primarily through internal growth.


     We are organized into eight service lines centered around our customers, which include some of the largest and most prominent companies in the telecommunications and energy fields. Our customers include:

     /bullet/ incumbent local exchange carriers,

     /bullet/ competitive local exchange carriers,

     /bullet/ long distance carriers,

     /bullet/ cable television operators,

     /bullet/ wireless phone companies,

     /bullet/ telecommunications equipment vendors,

     /bullet/ co-location facilities providers,

     /bullet/ public and private energy companies and


     /bullet/ financial institutions and other Fortune 500 companies.

Representative customers are:

       BellSouth Telecommunications, Inc. Global Crossing, Ltd.
       SBC Communications                 Williams Communications Group, Inc.
       GTE Corporation                    AT&T Corp.
       Sprint Corp.                       Charter Cable, Inc.
       US West, Inc.                      Time Warner, Inc.
       Qwest Communications, Inc.         Winstar Communications, Inc.
       Telergy, Inc.                      NEC Corp.
       Enron Corp.                        Carolina Power and Light Co.
       Level 3 Communications             First Union National Bank


OUR INDUSTRY

     Our industry is experiencing a number of trends that we believe will lead to a significant increase in the demand for our services over the next several years.

   /bullet/ INCREASED DEMAND FOR BANDWIDTH. Growth in telecommunications voice, video and data traffic, electronic commerce and in the transmission of high quality information, entertainment and other content over the Internet has created the need for greater bandwidth. This requires telecommunications providers and cable television system operators to upgrade, expand and replace their facilities and infrastructure from the central office to the home or business.

   /bullet/ INCREASED OUTSOURCING OF INFRASTRUCTURE NEEDS. Consolidation and deregulation in the telecommunications and energy industries have created integrated, geographically diverse companies which are increasingly focusing on their core competencies and outsourcing their infrastructure needs to compete in the changing marketplace.

   /bullet/ INCREASED DEMAND FOR COMPREHENSIVE SOLUTIONS. We believe that companies in the industries we serve are seeking comprehensive end-to-end solutions to their infrastructure needs and therefore require service providers, such as MasTec, that can build out large and complex networks quickly and with a high level of quality.

OUR COMPETITIVE STRENGTHS

     We believe that our industry presents substantial growth opportunities for companies, such as MasTec, with broad geographic coverage, comprehensive technical expertise and reliable customer service. We have positioned ourselves to take advantage of these opportunities by emphasizing the following competitive strengths:

   /bullet/ NATIONAL FOOTPRINT AND NAME RECOGNITION. We have significantly broadened our geographic presence in recent years and believe we are capable of servicing customers across the United States and Canada. We are continuing to develop the brand name "MasTec" across all of our operating units nationwide to further position ourselves as an integrated, national company.


   /bullet/ END-TO-END SOLUTIONS. We believe that we are one of the few infrastructure services providers capable of providing all of the design, building, installation and maintenance services necessary for a complete telecommunications network starting from a transmission point, such as a telephone company central office or cable television head-end, and running through aerial, underground and buried cables or through wireless transmission to the ultimate end users' voice and data ports, computer terminals, cable outlets or cellular stations.

   /bullet/ TECHNICAL EXPERTISE AND RELIABLE CUSTOMER SERVICE. We believe that we have established a reputation for quality and reliability, technical expertise and operating efficiency. We believe that our reputation among our customers should give us an advantage in securing larger, more complex infrastructure projects, a greater volume of business from our existing customers and new customers.

   /bullet/ DIVERSE AND LONG-STANDING CUSTOMER BASE. We have a diverse customer base that allows us to capitalize on the wide range of technological advances and other market developments that drive capital spending by our customers. We have continually provided services to our top ten customers for an average of over 15 years. We believe that our diverse and long-standing customer base makes us less susceptible to downturns in any particular geographic region or industry sector.

   /bullet/ EXPERIENCED MANAGEMENT. We have a strong management team to continue executing our growth strategy. Our management team has the operational, business development and financial knowledge and experience to anticipate trends in our industry and to consistently meet and exceed our clients' expectations for comprehensive and reliable solutions.


OUR GROWTH STRATEGY

     The key elements of our growth strategy are as follows:

   /bullet/ EXPAND OUR EXISTING CUSTOMER RELATIONSHIPS AND PURSUING NEW
     CUSTOMERS. We actively market our services to our existing and potential customers and focus on increasing the range of services we provide. We also team with engineering firms, equipment suppliers and other vendors to provide turnkey services to our customers.

   /bullet/ CONTINUE TO ACHIEVE OPERATING EFFICIENCIES. We intend to continue to improve our profitability by focusing on ways to achieve cost savings, economies of scale and improved asset and personnel utilization.

   /bullet/ PURSUE STRATEGIC ALLIANCES AND SELECTED ACQUISITIONS. Through strategic alliances and selected acquisitions, we intend to continue to add customers, enhance capabilities and expand our geographic coverage. Most recently, we teamed with Skanska, USA, Inc. to provide project management for RCN Corporation's announced construction of a $3 billion fiber optic network. We have also announced an arrangement with Lucent Technologies to provide comprehensive broadband infrastructure solutions to the cable television industry throughout the United States and with IBM to provide their rapid network deployment solutions.


     We are incorporated under the laws of the State of Florida. Our principal executive offices are located at 3155 N.W. 77th Avenue, Miami, Florida 33122. Our telephone number is (305) 599-1800.

                                 THE OFFERING


Common stock offered ......................................   2,500,000 shares
Common stock offered in
 United States offering ...................................   2,000,000 shares
 International offering ...................................   500,000 shares
Common stock to be outstanding after the offering .........   30,806,087 shares
Over-allotment option .....................................   375,000 shares(1)
Use of proceeds ...........................................   Net proceeds from this offering will be
                                                              about $114.7 million, based on an
                                                              assumed offering price of $48 7/16 per
                                                              share. We intend to use the net proceeds
                                                              to repay outstanding indebtedness under
                                                              our revolving credit facility, subject to
                                                              reborrowings, for general corporate
                                                              purposes, including acquisitions, and for
                                                              working capital needs and capital
                                                              expenditures.
New York Stock Exchange symbol ............................   MTZ


----------------
(1) The selling shareholder has granted the underwriters the right to purchase these shares solely to cover over-allotments. We will not receive any of the proceeds from the sale of shares by the selling shareholder.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     Below is a summary of our consolidated financial data for the periods and as of the dates indicated. For informational purposes, the following summary consolidated financial data for 1997 and 1998 includes the results of our Spanish operations, 87% of which we sold effective December 31, 1998. You should read the following information in conjunction with our consolidated financial statements and their notes as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                 YEAR ENDED DECEMBER 31,
                                                       -------------------------------------------
                                                          1997(1)       1998(2)          1999
                                                       ------------- ------------- ---------------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
 North American revenue ..............................   $ 377,046    $  669,628     $ 1,003,802
 Brazilian revenue ...................................      74,900       141,954          55,220
 Spanish revenue .....................................     207,493       237,340              --
                                                         ---------    ----------     -----------
  Total revenue ......................................     659,439     1,048,922       1,059,022
Costs of revenue .....................................     495,840       803,112         803,799
Depreciation and amortization ........................      23,855        43,313          56,148
Non-recurring charge(3) ..............................          --        33,765              --
General and administrative expenses ..................      82,261       140,472          91,898
                                                         ---------    ----------     -----------
Operating income:
 North American operating income .....................      36,033        13,093         106,681
 Brazilian operating income ..........................       9,629        15,301             496
 Spanish operating income ............................      11,821          (134)             --
                                                         ---------    ----------     -----------
  Total operating income .............................      57,483        28,260         107,177
                                                         ---------    ----------     -----------
Net income (loss)(4) .................................   $  34,664    $  (13,915)    $    44,726
                                                         =========    ==========     ===========
Basic weighted average common shares outstanding(5) ..      26,460        27,489          27,809
Basic earnings (loss) per share ......................   $    1.31    $    (0.51)    $      1.61
Diluted weighted average common shares outstanding(5)       27,019        27,489          28,416
Diluted earnings (loss) per share ....................   $    1.28    $    (0.51)    $      1.57

                                              DECEMBER 31, 1999
                                        -----------------------------
                                           ACTUAL      AS ADJUSTED(6)
                                        -----------   ---------------
                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital(6) ..................    $169,619         $204,621
Total current assets ................     393,861          428,863
Property and equipment, net .........     153,527          153,527
Total assets ........................     728,409          763,411
Total debt ..........................     279,658          200,000
Total shareholders' equity ..........     256,833          371,493

---------------
(1) Our Brazilian operations began on August 1, 1997. Information for the year ended December 31, 1997 includes the results of our Brazilian operations from August 1, 1997.
(2) Includes severance charges related to Spanish operations of $13.4 million, of which $1.9 million is reflected in costs of revenue and $11.5 million in general and administrative expenses and a loss of $9.2 million related to the sale of our Spanish subsidiary. Our effective tax rate for the year ended December 31, 1998 was mainly affected by a tax liability of approximately $7.8 million resulting from the sale of 87% of our Spanish operations, the non-deductibility of the amortization of intangibles and the non-deductibility of other expenses.
(3) Reflects a non-recurring charge for payments to operational management at our external and internal communication services segments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(4) Includes, for 1999, a write-down of $6.0 million related to international assets held for sale, a $2.0 million transaction loss on a note receivable resulting from the sale of Spanish operations and $2.2 million of expenses relating to our Paraguay PCS system.
(5) Amounts have been adjusted to reflect the three-for-two stock split effected on February 28, 1997.
(6) As adjusted to give effect to our sale of 2,500,000 shares of common stock in the offering and the application of the net proceeds.
(7) Working capital excludes $65.8 million of assets held for sale.

                                 RISK FACTORS


     YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE MAKING AN INVESTMENT DECISION. OUR MATERIAL RISKS ARE DESCRIBED BELOW. OUR BUSINESS, OPERATING RESULTS OR FINANCIAL CONDITION COULD BE MATERIALLY AND ADVERSELY AFFECTED BY THESE RISKS. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS.


RISKS RELATING TO OUR INDUSTRY AND THE INDUSTRIES WE SERVE

THE TELECOMMUNICATIONS AND ENERGY INDUSTRIES ARE SUBJECT TO RAPID TECHNOLOGICAL AND REGULATORY CHANGES THAT COULD REDUCE THE DEMAND FOR THE SERVICES WE PROVIDE.

     We derive and anticipate that we will continue to derive a substantial portion of our revenue from customers in the telecommunications industry. New or developing technologies could displace the wireline systems used for the transmission of voice, video and data, and improvements in existing technology may allow telecommunications providers to significantly improve their networks without physically upgrading them. Additionally, the telecommunications industry has been characterized by a high level of consolidation that may result in the loss of one or more customers. The energy industry is also entering into a phase of deregulation and consolidation similar to the telecommunications industry, which could lead to the same uncertainties as in the telecommunications industry.

THE VOLUME OF WORK WE RECEIVE FROM OUR CUSTOMERS IS DEPENDENT ON THEIR FINANCIAL RESOURCES AND ABILITY TO OBTAIN CAPITAL.

     The volume of work awarded under contracts with certain of our telecommunications and energy customers is subject to periodic appropriations or rate increase approvals during each contract's term. If a customer of ours fails to receive sufficient appropriations or rate increase approvals, that customer could reduce the volume of work that it awards to us or delay its payments to us. These outcomes could reduce the demand for the services we provide.

     In addition, a number of other factors, including financing conditions for the industry, could adversely affect our customers and their ability or willingness to fund capital expenditures in the future. These factors could also reduce the demand for the services we provide.

THE TELECOMMUNICATIONS AND ENERGY INFRASTRUCTURE SERVICES INDUSTRIES ARE HIGHLY COMPETITIVE AND POTENTIAL COMPETITORS FACE FEW BARRIERS TO ENTRY. OUR INABILITY TO COMPETE SUCCESSFULLY COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     The industries in which we operate are highly competitive and we compete with other companies in most of the markets in which we operate. We may also face competition from existing or prospective customers who employ in-house personnel to perform some of the same types of services as we provide. There are relatively few significant barriers to entry into the markets in which we operate, and as a result, any organization that has adequate financial resources and access to technical expertise may become one of our competitors.

MANY OF OUR CONTRACTS MAY BE CANCELED ON SHORT NOTICE, AND WE MAY BE UNSUCCESSFUL IN REPLACING OUR CONTRACTS AS THEY ARE COMPLETED OR EXPIRE.

     We could experience a material adverse effect on our revenue, net income and liquidity if:

   /bullet/ our customers cancel a significant number of contracts,

   /bullet/ we fail to win a significant number of our existing contracts upon re-bid or

   /bullet/ we complete the required work under a significant number of our non-recurring projects and cannot replace them with similar projects.

     Many of our customers may cancel our long-term contracts with them on short notice, typically 90 to 180 days, even if we are not in default under the contract. As a result, these contracts do not give us the assurances that long-term contracts typically provide. Many of our contracts, including our master service contracts, are opened to public bid at the expiration of their terms and price is often an important factor in the award of these agreements. We cannot assure you that we will be the successful bidder on our existing contracts that come up for bid. We also provide a significant portion of our services on a non-recurring, project by project basis.


OUR EXTERNAL NETWORK SERVICES BUSINESS IS SEASONAL, EXPOSING US TO REDUCED REVENUE IN THE FIRST AND FOURTH QUARTERS OF EACH YEAR.

     We experience reduced revenue in the first and fourth quarters of each year relative to other quarters. These variations are partly due to the fact that the budgetary years of many of our external network services customers end in December. As a result of the end of their budgetary years, our telecommunications customers, and particularly our incumbent local exchange customers, typically reduce their expenditures and work order requests towards the end of the year. The onset of winter also affects our ability to render external network services in certain regions of the United States.

WE EXPERIENCE VARIATIONS IN REVENUE AND NET INCOME AS WE COMMENCE OR COMPLETE WORK.

     Our contracts typically require significant start-up costs in one quarterly period, but we typically do not realize the benefit of the contractual revenue until subsequent periods. The completion of major contracts may affect our quarterly results for similar reasons. In addition, the amount and type of work that we perform at any given time and the general mix of customers for which we perform work can vary significantly from quarter to quarter, affecting our quarterly results.


OUR MASTER SERVICE CONTRACTS SUBJECT US TO UNCERTAIN REVENUE GROWTH.


     We currently derive a significant portion of our revenue from our master services contracts. A significant decline in the work our customers assign us under our master services contracts could materially and adversely affect our revenue and net income. Under our master services contracts, we may be one of several companies that perform services for the customer, and our customers have no obligations under our master services contracts to undertake any infrastructure projects or other work with us.

RISKS RELATING TO OUR COMPANY AND OUR BUSINESS

OUR BUSINESS IS LABOR INTENSIVE, AND IF WE CANNOT ATTRACT AND RETAIN QUALIFIED EMPLOYEES WE MAY NOT BE ABLE TO IMPLEMENT OUR GROWTH STRATEGY.

     Labor shortages or increased labor costs could have a material adverse effect on our ability to implement our growth strategy and our operations. Our business is labor intensive, and many of our operations experience a high rate of employee turnover. The low unemployment rate in the United States has made it more difficult for us to find qualified personnel at low cost in some areas where we operate. As we offer new services and pursue new customer markets we will also need to increase our executive and support personnel. We cannot assure you that we will be able to continue to hire and retain a sufficient skilled labor force necessary to operate efficiently and to support our growth strategy or that our labor expenses will not increase as a result of a shortage in the supply of skilled personnel.

IF WE ARE UNABLE TO EXPAND OUR INFRASTRUCTURE, WE WILL NOT BE SUCCESSFUL IN MANAGING OUR RAPID GROWTH.


     To manage our growth effectively, we will need to continuously enhance our information systems and our operational and financial systems and controls. Our anticipated growth could significantly strain our operational infrastructure and financial resources. Our growth plan may be adversely affected if we are unable to expand and continuously improve our operational infrastructure.

WE MAY HAVE DIFFICULTY IDENTIFYING AND FINANCING ACQUISITIONS, WHICH COULD DISRUPT OUR GROWTH STRATEGY.

     We have grown rapidly both through internal growth and by acquiring other companies, and our growth strategy is dependent in part on additional acquisitions. Increased competition for acquisition candidates has raised prices for these targets and lengthened the time period required to recoup our investment. Our acquisition strategy presents the risks inherent in:

   /bullet/ assessing the value, strengths and weaknesses of growth opportunities and

   /bullet/ evaluating the costs and uncertain returns of expanding our operations.

     We cannot assure you that:

   /bullet/ we will be able to continue to identify and acquire appropriate businesses on favorable terms or at all,

   /bullet/ we will be able to obtain financing for acquisitions on favorable terms if at all or

   /bullet/ the companies that we acquire will perform as we expect.

     Our future acquisitions could also result in:

   /bullet/ issuing additional shares of our capital stock, which could dilute our existing shareholders,

   /bullet/ increasing our debt to finance the acquisitions, which could require us to agree to restrictive covenants and which might limit our operational and financial flexibility,

   /bullet/ using our cash, which would reduce the funds we have available for other corporate purposes or

   /bullet/ increased amortization expense from goodwill and other intangibles related to acquisitions, which would decrease our operating income.

WE MAY HAVE DIFFICULTY INTEGRATING THE BUSINESSES THAT WE ACQUIRE, WHICH COULD DECREASE OUR REVENUE AND NET INCOME.


     Any difficulties we encounter in integrating the businesses we acquire could reduce the earnings we generate from that business, which may have a material adverse effect on our revenue and net income. As an example, the integration process may require us to change the acquired businesses' operating methods and strategies. The integration of an acquired business may also divert the attention of the management of the acquired business from its day-to-day responsibilities. We may also become responsible for liabilities of an acquired business that we may not have discovered prior to an acquisition.


WE MAY NOT RECOVER THE VALUE OF OUR FOREIGN INVESTMENTS.


     As of December 31, 1999 we had unconsolidated equity investments accounted for at cost, totaling approximately $58.6 million, in the following non-core assets that are held for sale:


   /bullet/ a minority interest in an Argentine cable television operator,

   /bullet/ a minority interest in an Ecuadorian cellular telephone company,


   /bullet/ a minority interest in a Spanish telecommunications infrastructure services provider and

   /bullet/ a personal communications system in Paraguay.

     The companies in Argentina and Ecuador in which we have approximately $28.6 million invested have defaulted on their third-party debt obligations. We do not guarantee any of that defaulted indebtedness, and we are monitoring those investments to determine their impact, if any, on our results of operations, financial position and cash flows. We reduced the carrying value of our investment in Ecuador by $4.0 million in the fourth quarter of 1999 based upon a publicly announced proposed purchase of a controlling interest in the Ecuadorian company by an unaffiliated purchaser. As part of this transaction, the third-party debt obligations of the Ecuadorian company will be restructured and will no longer be in default. While we do not currently anticipate taking an additional impairment charge on any of these assets, there can be no assurance that future transactions or events will not result in a further impairment of these assets. If we were to take a charge, however, it could adversely affect our earnings for the period in which we incurred the charge.

     On January 25, 2000 the majority shareholders of the Argentinean company approved a capital increase which would require us to contribute approximately $5.9 million to the company within the next six months to maintain our interest. We are considering whether to make the additional capital contribution. Our interest in this company will be significantly diluted in the event we elect not to make the additional capital contribution.


     We are exploring methods to maximize the value of these assets. We cannot assure you that we will be successful in achieving any proposed methods, and even if we do achieve one or more proposed methods, it may result in a charge, loss or tax liability to us.

OUR OPERATIONS IN BRAZIL ARE SUBJECT TO POLITICAL AND ECONOMIC INSTABILITY AND FOREIGN CURRENCY FLUCTUATIONS THAT MAY ADVERSELY AFFECT THEIR ABILITY TO GENERATE REVENUE.


     We derived approximately 5% of our revenue during the year ended December 31, 1999 from operations in Brazil that are subject to the risks of political, economic or social instability, including:


   /bullet/ the possibility of expropriation,

   /bullet/ confiscatory taxation,

   /bullet/ recessions,

   /bullet/ hyper-inflation,

   /bullet/ other adverse governmental or regulatory developments or

   /bullet/ limitations on the repatriation of investment income, capital stock and other assets.

     We also conduct business in foreign currencies that are subject to fluctuations in their exchange rates relative to the U.S. dollar. We monitor our currency exchange risk but we do not currently hedge against that risk. We cannot assure you that currency exchange fluctuations or other political, economic or social factors will not adversely affect our financial condition or results of operations.


     Revenue from our Brazilian operations declined during 1999 due largely to both the devaluation of the Brazilian reais and reductions in telephony infrastructure spending resulting from deteriorating economic conditions.

BECAUSE WE ARE EFFECTIVELY SELF-INSURED AGAINST MANY POTENTIAL LIABILITIES, WE MAY INCUR SIGNIFICANT ADDITIONAL LIABILITIES IF WE EXPERIENCE INSURANCE CLAIMS OR COSTS ABOVE OUR ACTUARIAL ESTIMATES.

     We maintain insurance policies with respect to automobile, general liability, workers' compensation and employee group health claims. However, those policies are generally subject to high deductibles. Accordingly, we must pay all valid insurance claims which do not exceed the amount of the applicable deductible. We actuarially determine any liabilities for unpaid claims and associated expenses, including incurred but not reported losses, and reflect those liabilities in our balance sheet as an accrued liability. We continually review the determination of those claims and expenses and the extent of the accrued liability. If we were to experience insurance claims or costs above our estimates and were unable to offset those increases with earnings, our net income and cash flows could be materially and adversely affected.

OUR CREDIT FACILITY AND SENIOR NOTES COULD BE ACCELERATED IF WE DEFAULT AND COULD ALSO PREVENT US FROM ENGAGING IN OTHERWISE BENEFICIAL TRANSACTIONS.


     We have a credit facility with a group of financial institutions and have outstanding our 7 3/4% Senior Subordinated Notes due 2008. The terms of our indebtedness contain customary events of default and covenants. Events which are beyond our control may affect our ability to comply with these provisions. If we breach any of these covenants, we could be in default under the credit facility or under the indenture relating to the senior notes. A default could accelerate the indebtedness. In addition, these covenants may significantly restrict our ability to respond to changing business and economic conditions or to secure additional financing, if needed, and may prevent us from engaging in transactions that might otherwise be considered beneficial to us. The prohibited actions include, among other things:


   /bullet/ making investments in excess of specified amounts,

   /bullet/ incurring additional indebtedness in excess of a specified amount,

   /bullet/ paying dividends in excess of a specified amount,

   /bullet/ making capital expenditures in excess of a specified amount,

   /bullet/ creating liens on our assets,

   /bullet/ prepaying our other indebtedness, including the senior notes,

   /bullet/ engaging in mergers or combinations and

   /bullet/ engaging in transactions which would result in a "change of control."

Our credit facility also requires us to maintain financial ratio coverages at the end of each fiscal quarter of debt to earnings and of earnings to interest expense.

WE ARE CONTROLLED BY A SMALL NUMBER OF OUR EXISTING SHAREHOLDERS WHO CAN EFFECTIVELY DICTATE OUR MANAGEMENT AND POLICIES AND WHO COULD LIMIT OR PREVENT AN OTHERWISE BENEFICIAL TAKEOVER ATTEMPT.

     Upon the completion of this offering, and assuming the underwriters do not exercise their over-allotment option, Jorge Mas, our Chairman, and his family members will own more than 45% of the outstanding shares of our common stock. Accordingly, they will remain in a position to effectively:

   /bullet/ control the vote of most matters submitted to our shareholders, including any merger, consolidation or sale of all or substantially all of our assets (even if that transaction might result in you receiving a premium for your common stock),

   /bullet/ elect all of the members of our Board of Directors,

   /bullet/ prevent or cause a change in our control and

   /bullet/ decide whether we will issue additional common stock or other securities or declare dividends.

OUR CHARTER DOCUMENTS AND FLORIDA LAW CONTAIN ANTI-TAKEOVER PROVISIONS THAT MAY MAKE IT MORE DIFFICULT TO EFFECT A CHANGE IN OUR CONTROL AND COULD ADVERSELY IMPACT THE PRICE OF OUR COMMON STOCK.

     Our articles of incorporation and bylaws and provisions of the Florida Business Corporation Act may make it more difficult in some respects to effect a change in our control and replace our incumbent management. These provisions may:

   /bullet/ have a negative impact on the price of our common stock,

   /bullet/ discourage third party bidders from making a bid for us or

   /bullet/ reduce any premiums paid to you for your common stock.

In addition, our Board of Directors has the authority to fix the rights and preferences of, and to issue our preferred stock, and to take other actions without the action of our shareholders that may have the effect of delaying or preventing a change of our control.

THE YEAR 2000 ISSUE COULD MATERIALLY AND ADVERSELY AFFECT US.

     Year 2000 problems might require us to incur unanticipated expenses or experience interruptions of operations that could have an adverse effect on our future revenues and profitability. Our vendors, suppliers and customers might also experience Year 2000 problems which could impact our operations. You should read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We are making this statement pursuant to the safe harbor provisions for forward-looking statements described in the Private Securities Litigation Reform Act of 1995. We make statements in this prospectus and in the documents that we incorporate by reference into this prospectus that are forward-looking, such as statements regarding:

   /bullet/ our future growth and profitability, /bullet/ our competitive strengths and business strategy and /bullet/ the trends we anticipate in the industries and economies in which we operate.

     These forward-looking statements are based on our current expectations and are subject to a number of risks, uncertainties and assumptions relating to:

   /bullet/ our operations, financial condition and results of operations, /bullet/ rapid technological and regulatory changes in the industries we serve,
   /bullet/ the financial resources of our customers, /bullet/ our numerous competitors and the few barriers to entry for potential competitors,
   /bullet/ the short-term nature of many of our contracts, /bullet/ the seasonality and quarterly variations we experience in our revenue,
   /bullet/ our uncertain revenue growth,
   /bullet/ our ability to attract and retain qualified personnel, /bullet/ our ability to expand our infrastructure and manage our growth, /bullet/ our ability to identify, finance and integrate acquisitions, /bullet/ our foreign operations and investments,

   /bullet/ the restrictions imposed by our credit facility and

   /bullet/ our exposure to Year 2000 problems.

     If any of these risks or uncertainties materialize, or if any of our underlying assumptions are incorrect, our actual results may differ significantly from the results that we express in or imply by any of our forward-looking statements. These and other risks are detailed in this prospectus, the documents that we incorporated by reference into this prospectus and in other documents that we file with the Securities and Exchange Commission. We do not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances.

                                USE OF PROCEEDS


     We estimate that our net proceeds from the sale of the 2,500,000 shares of common stock we are offering will be approximately $114.7 million after deducting estimated offering expenses, underwriting discounts and commissions. For purposes of this calculation we have assumed a public offering price of $48 7/16 per share. We intend to use the net proceeds of the offering to repay outstanding indebtedness under our credit facility, subject to reborrowings for general corporate purposes, including acquisitions, and for working capital needs and capital expenditures. We regularly evaluate potential acquisition opportunities, but we are not currently negotiating any agreements to make any material acquisitions, and no such acquisitions are currently probable.

     As of December 31, 1999, the indebtedness that we intend to repay out of the net proceeds bore interest at LIBOR (London Interbank Offered Rate) plus 1.25% (6.98% at December 31, 1999). We used the outstanding borrowings under our credit facility for working capital purposes, for capital expenditures and to fund acquisitions and investments.


                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY


     Our common stock is listed on the New York Stock Exchange under the symbol "MTZ." The following table states, for the quarters indicated, the high and low sale prices of our common stock, as reported by the New York Stock Exchange.

                                                   HIGH          LOW
                                               -----------   ----------
FISCAL YEAR ENDED DECEMBER 31, 1998
First Quarter ..............................   $34 3/16      $22 3/8
Second Quarter .............................    34            19 13/16
Third Quarter ..............................    26 3/8        14 1/2
Fourth Quarter .............................    28 3/4        12 3/8

FISCAL YEAR ENDING DECEMBER 31, 1999
First Quarter ..............................    30 3/8        19 5/8
Second Quarter .............................    30            21
Third Quarter ..............................    37 1/4        26 11/16
Fourth Quarter .............................    44 1/2        28 1/2

FISCAL YEAR ENDED DECEMBER 31, 2000
First Quarter (through February 2) .........    49 15/16      40 3/4

     On February 2, 2000 the closing sale price of our common stock as reported on the New York Stock Exchange was $48 7/16 per share. The number of shareholders of record on January 31, 2000 was approximately 4,582.


     We have not paid any cash dividends and do not anticipate paying any cash dividends in the foreseeable future. Instead, we intend to retain any future earnings for reinvestment.

     Our Board of Directors will make any future determination as to the payment of dividends at their discretion, and their determination will depend upon our operating results, financial condition and capital requirements, general business conditions and any other factors that the Board of Directors considers relevant. In addition, some of our credit agreements prohibit us from paying dividends or making other distributions on our common stock without the prior written consent of the lenders. You should read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION


     The following table states our capitalization on an actual basis as of December 31, 1999 and on an as adjusted basis to reflect the sale of the 2,500,000 shares of common stock that we are offering, at an assumed public offering price of $48 7/16 per share, and the application of the estimated net proceeds from the offering as described in "Use of Proceeds." You should read the information in the following table in conjunction with our consolidated financial statements and their notes.

                                                                               AT DECEMBER 31, 1999
                                                                            --------------------------
                                                                               ACTUAL      AS ADJUSTED
                                                                            -----------   ------------
                                                                              (DOLLARS IN THOUSANDS)
Long term debt, including current portion ...............................    $ 279,658     $ 200,000
                                                                             ---------     ---------
Shareholders' equity:
 Preferred stock, par value $1.00 per share; 5,000,000 shares authorized;
   no shares issued and outstanding .....................................           --            --
 Common stock, par value $0.10 per share; 100,000,000 shares authorized; 28,233,000 shares issued and outstanding;
   30,733,000 shares issued and outstanding as adjusted .................        2,823         3,073
 Capital surplus ........................................................      168,799       283,209
 Retained earnings ......................................................      101,203       101,203
 Foreign currency transaction adjustments ...............................      (15,992)      (15,992)
                                                                             ---------     ---------
   Total shareholders' equity ...........................................      256,833       371,493
                                                                             ---------     ---------
      Total capitalization ..............................................    $ 536,491     $ 571,493
                                                                             =========     =========

                            SELECTED FINANCIAL DATA


     The following table states our selected financial data. The summary consolidated data as of December 31, 1995, 1996, 1997, 1998 and 1999 and for each of the years in the five-year period ended December 31, 1999 are derived from our audited consolidated financial statements.

     The summary consolidated financial data for 1996, 1997 and 1998 includes the results of our Spanish operations, 87% of which we sold effective December 31, 1998. You should read the following selected financial data together with our consolidated financial statements and their notes as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                  YEAR ENDED DECEMBER 31,
                                                           ---------------------------------------------------------------------
                                                               1995        1996(1)       1997(2)       1998(1)          1999
                                                           -----------  -------------  -----------  -------------  -------------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
 North American revenue ..................................  $ 174,583     $ 284,645     $377,046     $  669,628     $1,003,802
 Brazilian revenue .......................................         --            --       74,900        141,954         55,220
 Spanish revenue .........................................         --       188,155      207,493        237,340             --
                                                            ---------     ---------     --------     ----------     ----------
  Total revenue ..........................................    174,583       472,800      659,439      1,048,922      1,059,022
Costs of revenue .........................................    130,762       352,329      495,840        803,112        803,799
Depreciation and amortization ............................      6,913        12,000       23,855         43,313         56,148
Non-recurring charge(3) ..................................         --            --           --         33,765             --
General and administrative expenses ......................     19,081        58,529       82,261        140,472         91,898
                                                            ---------     ---------     --------     ----------     ----------
Operating income:
 North American operating income .........................     17,827        30,209       36,033         13,093        106,681
 Brazilian operating income ..............................         --            --        9,629         15,301            496
 Spanish operating income ................................         --        19,733       11,821           (134)            --
                                                            ---------     ---------     --------     ----------     ----------
  Total operating income .................................     17,827        49,942       57,483         28,260        107,177
Interest expense .........................................      4,954        11,434       11,541         29,580         26,673
Interest income ..........................................      3,349         3,246        1,783          9,093          9,398
Other income (expense), net(1)(4)(5)(6) ..................    (18,662)          769        8,332         (5,155)       (10,092)
                                                            ---------     ---------     --------     ----------     ----------
Income (loss) before provision (benefit) for income taxes,
  equity in earnings (losses) of unconsolidated companies
  and minority interest ..................................     (2,440)       42,523       56,057          2,618         79,810
Provision (benefit) for income taxes(1) ..................     (1,970)       15,591       20,944         12,550         33,266
Equity in earnings (losses) of unconsolidated companies
  and minority interest ..................................       (139)        3,133         (449)        (3,983)        (1,818)
Net income (loss) ........................................  $    (609)    $  30,065     $ 34,664     $  (13,915)    $   44,726
                                                            =========     =========     ========     ==========     ==========
Basic weighted average common shares
  outstanding(7) .........................................     23,892        24,703       26,460         27,489         27,809
Basic earnings (loss) per share ..........................  $   (0.03)    $    1.22     $   1.31     $    (0.51)    $     1.61
Diluted weighted average common shares
  outstanding(7) .........................................     23,892        25,128       27,019         27,489         28,416
Diluted earnings (loss) per share ........................  $   (0.03)    $    1.20     $   1.28     $    (0.51)    $     1.57

                                                                 DECEMBER 31,
                                      -------------------------------------------------------------------
                                         1995         1996           1997         1998(1)       1999(8)
                                      ----------  -----------  ---------------  -----------   -----------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital .....................  $ 44,567    $151,780        $124,088      $254,825      $169,619
Property and equipment, net .........    44,571      59,602          86,109       137,382       153,527
Total assets ........................   170,163     483,018         630,224       732,221       728,409
Total debt ..........................    72,089     155,192         149,057       321,832       279,658
Total shareholders' equity ..........    50,504     103,504         223,697       204,273       256,833

---------------
(1) Includes the results of operations of our Spanish subsidiary from May 1, 1996, 87% of which we sold effective December 31, 1998. Included in 1998 are severance charges relating to our Spanish operations of $13.4 million, of which $1.9 million is reflected in costs of revenue and $11.5 million in general and administrative expenses, and a loss of $9.2 million related to the sale of our Spanish subsidiary. Our effective tax rate for the year ended December 31, 1998 was mainly affected by a tax liability of approximately $7.8 million resulting from the sale of 87% of our Spanish subsidiary, the non-deductibility of the amortization of intangibles and the non-deductibility of other expenses. Because of the sale, the balance sheet data as of December 31, 1998 does not include the financial condition of our Spanish operations.

(2) Our Brazilian operations began August 1, 1997. Information for the year ended December 31, 1997 includes the results of operations of our Brazilian operations from August 1, 1997.

(3) Includes a non-recurring charge for payments to operational management at our external and internal communication services segments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) As a result of the disposal of non-core real estate assets and other investments, we recorded $23.1 million in charges in the year ended December 31, 1995.

(5) Included in 1997 results of operations is a gain of $7.1 million from the partial sale of our interest in an Ecuadorian cellular company.

(6) Includes, for 1999, a write-down of $6.0 million related to international assets held for sale, a $2.0 million transaction loss on a note receivable resulting from the sale of Spanish operations and $2.2 million of expenses relating to our Paraguay PCS system.

(7) Amounts have been adjusted to reflect the three-for-two stock split effected on February 28, 1997.

(8) Working capital excludes $65.8 million of assets held for sale.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL


     We design, build, install and maintain internal and external networks supporting the Internet, Internet-related applications, e-commerce and other communications and energy facilities for leading telecommunications, cable television, energy and other Fortune 500 companies. Based on revenue, we are one of the largest end-to-end telecommunications and energy infrastructure service provider in North America. We offer comprehensive network infrastructure solutions to a diverse group of customers, enabling our customers to connect with their customers.

     Currently, we operate from approximately 200 locations throughout North America, which accounted for 95% of our revenue for the year ended December 31, 1999. Our revenue and operating income have grown significantly in the past five years through both acquisitions and internal growth. Our 1999 growth was achieved primarily through internal growth. We intend to continue to emphasize internal growth, although we also intend to grow through selected acquisitions following a disciplined model to take advantage of consolidation opportunities in the fragmented infrastructure services industry in the United States. We regularly evaluate potential acquisition opportunities, but we are not currently engaged in any negotiations to make any material acquisitions nor are any material acquisitions probable.

     For the year ended December 31, 1999, approximately 12% of our domestic revenue was derived from services performed for BellSouth. Our top 10 customers combined account for approximately 42% of our domestic revenue.

     We report our operations in four segments:

       /bullet/ External Communication Services,

       /bullet/ External Energy Services,

       /bullet/ Internal Communication Services and

       /bullet/ International.

     External Communication Services represents our core business and is divided into five service lines:


       /bullet/ inter-exchange networks,

       /bullet/ local exchange networks,

       /bullet/ broadband networks,

       /bullet/ wireless networks and


       /bullet/ intelligent transportation systems.

     Internal Communication Services includes:

       /bullet/ switching and transmission services and

       /bullet/ structured cabling services.


     International operations are currently confined to Brazil where we operate a 51% joint venture which we consolidate net of a 49% minority interest after tax.

   Our primary types of contracts with our customers include:


     /bullet/ design and installation contracts for specific projects,

     /bullet/ master service agreements for all specified design, installation and maintenance services within a defined geographic territory and


     /bullet/ turnkey agreements for comprehensive design, engineering, installation, procurement and maintenance services.


     The majority of our contracts, whether master service agreements or contracts for specific projects, provide that we will furnish a specified unit of service for a specified unit of price. For example, we contract to install cable for a specified rate per foot. We recognize revenue as the related work is performed. Turnkey agreements are invoiced on a unit basis. A portion of our work is performed under percentage-of-completion contracts. Under this method, revenue is recognized on a cost-to-cost method based on the percentage of total cost incurred to date in proportion to total estimated cost to complete the contract. Customers are billed with varying frequency--weekly, monthly or upon milestones.


     We perform the majority of our services under master service agreements, which typically are exclusive service agreements to provide all of the customer's network requirements up to a specified dollar amount per job within defined geographic areas. These contracts are generally for two to three years but are typically subject to termination at any time upon 90 to 180 days prior notice. Each master service agreement contemplates hundreds of individual projects generally valued at less than $100,000 each. These master service agreements are typically awarded on a competitive bid basis, although customers are sometimes willing to negotiate contract extensions beyond their original terms without opening them up to bid. Master service agreements are invoiced on a unit basis where invoices are submitted as work is completed. We currently have 90 master service agreements across all segments.

     Direct costs include:


       /bullet/ operations payroll and benefits,

       /bullet/ subcontractor costs,

       /bullet/ materials not provided by our customers,

       /bullet/ fuel,

       /bullet/ equipment rental and

       /bullet/ insurance.

     Our customers generally supply materials such as cable, conduit and telephone equipment, although on some turnkey projects, we supply these materials. General and administrative costs include all costs of our management personnel, rent, utilities, travel and business development efforts and back office administration such as financial services, insurance administration, professional costs and clerical and administrative overhead.


     Many of our contracts require performance and payment bonds. Contracts generally include payment provisions under which 5% to 10% is withheld from payment until the contract work has been completed. We typically agree to indemnify our customers against adverse claims and warrant the quality of our services for specified time periods, usually one year.

RESULTS OF OPERATIONS


NORTH AMERICA

     The following tables state for the periods indicated our North American operations in dollar and percentage of revenue terms (in thousands):


                                                              YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------
                                                        1997          1998            1999
                                                    -----------   ------------   --------------
 Revenue ........................................    $377,047      $ 669,628      $ 1,003,802
 Costs of revenue ...............................     279,394        506,721          759,850
 Depreciation and amortization ..................      20,452         37,284           52,132
 General and administrative expenses(1) .........      41,168        112,530           85,139
                                                     --------      ---------      -----------
   Operating income .............................    $ 36,033      $  13,093      $   106,681
                                                     ========      =========      ===========

                                                            YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------
                                                        1997          1998          1999
                                                    -----------   -----------   -----------
 Revenue ........................................       100.0%        100.0%        100.0%
 Costs of revenue ...............................        74.1          75.7          75.7
 Depreciation and amortization ..................         5.4           5.6           5.2
 General and administrative expenses(1) .........        10.9          16.8           8.5
                                                        -----         -----         -----
   Operating income .............................         9.6%          1.9%         10.6%
                                                        =====         =====         =====

----------------
(1) General and administrative expenses include a non-recurring $33.8 million charge for payments to operational managers at our internal and external communication services segments.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     The following table states revenue and change in revenue by North American operating segments, in dollar and percentage terms (in thousands):



                                                    YEAR ENDED
                                                   DECEMBER 31,                    CHANGE
                                            ---------------------------   ------------------------
                                                1998           1999            $             %
                                            -----------   -------------   -----------   ----------
External Communication Services .........    $455,798      $  743,955      $288,157         63.2%
External Energy Services ................     120,218         153,179        32,961         27.4
Internal Communication Services .........      89,687         105,246        15,559         17.3
Other ...................................       3,925           1,422        (2,503)       (63.8)
                                             --------      ----------      --------        -----
                                             $669,628      $1,003,802      $334,174         49.9%
                                             ========      ==========      ========

     Our North American revenue was $1,004 million for the year ended December 31, 1999, compared to $669.6 million for the same period in 1998, representing an increase of $334.2 million or 49.9%. The fastest growing operating segment is our external communication services segment primarily due to the increased demand for bandwidth by end-users which has spurred increased network construction and upgrades by our customers. The growth we are experiencing in our internal communication services is primarily due to growth in services provided at central office facilities resulting from regulatory co-location requirements to open central office facilities to new competitors. During the year ended December 31, 1999, we completed a total of four acquisitions, all in our external communication services segment. This compares to a total of twelve acquisitions for the year ended December 31, 1998, of which eight were in the external communication services segment, two in our external energy services segment and two in our internal communication services segment. Our external energy services segment grew primarily through two acquisitions made in March and April 1998. Internal growth in revenue from our North American operations, as adjusted to exclude acquisitions, approximated 47% for the year ended December 31, 1999, and was primarily driven by growth in external communication services.

     Our North American costs of revenue were $759.9 million or 75.7% of revenue for the year ended December 31, 1999, compared to $506.7 million or 75.7% of revenue for the same period in 1998. In 1999, margins were impacted by increased revenue derived from the sale of materials on turnkey projects, which carry a lower mark-up. Additionally, our external energy services segment experienced reduced productivity due to unusually poor weather conditions in the mid-Atlantic states during the third quarter of 1999. Adverse weather conditions impacted productivity during the first quarter of 1998.

     Depreciation and amortization expense was $52.1 million or 5.2% of revenue for the year ended December 31, 1999, compared to $37.3 million or 5.6% of revenue for the same period in 1998. The increased depreciation and amortization expense of $14.8 million resulted from our investment in our fleet to support revenue growth and from intangibles related to acquisitions completed in 1998 and 1999. The decline as a percentage of revenue was due to increased revenue.

     General and administrative expenses were $85.1 million or 8.5% of revenue for the year ended December 31, 1999, compared to $112.5 million (which included a $4.5 million provision for bad debts related to receivables at our internal communication services segment and a $33.8 million non-recurring charge, both as described in the year ended December 31, 1998 to 1997 comparision below) or 16.8% of revenue (11.2% of revenue, excluding the bad debt provision and the non-recurring charge) for the same period in 1998. The decline in general and administrative expenses as a percent of revenue for the year ended December 31, 1999 was due primarily to our ability to support higher revenue with a reduced administrative base.

     Operating income was $106.7 million or 10.6% of revenue for the year ended December 31, 1999, compared to $13.1 million or 1.9% of revenue for the same period in 1998. The following table states operating income and change in operating income by North American operating segments, in dollar and percentage terms (in thousands):

                                                    YEAR ENDED
                                                   DECEMBER 31,                   CHANGE
                                            --------------------------   ------------------------
                                                1998           1999           $            %
                                            ------------   -----------   ----------   -----------
External Communication Services .........    $  33,258      $ 107,048     $73,790         221.9%
External Energy Services ................       10,910         12,069       1,159          10.6
Internal Communication Services .........      (11,460)         5,769      17,229         150.3
Other ...................................      (19,615)       (18,205)      1,410           7.2
                                             ---------      ---------     -------         -----
                                             $  13,093      $ 106,681     $93,588         714.8%
                                             =========      =========     =======

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997


     The following table states revenue and change in revenue by North American operating segments, in dollar and percentage terms (in thousands):


                                                   YEAR ENDED
                                                  DECEMBER 31,                   CHANGE
                                            -------------------------   -------------------------
                                                1997          1998            $             %
                                            -----------   -----------   ------------   ----------
External Communication Services .........    $286,814      $455,798      $ 168,984         58.9%
External Energy Services ................      19,693       120,218        100,525        510.5
Internal Communication Services .........      47,285        89,687         42,402         89.7
Other ...................................      23,254         3,925        (19,329)       (83.1)
                                             --------      --------      ---------        -----
                                             $377,046      $669,628      $ 292,582         77.6%
                                             ========      ========      =========


     Our North American revenue was $669.6 million for the year ended December 31, 1998, compared to $377.0 million for the same period in 1997, representing an increase of $292.6 million or 77.6%. The increase in North American revenue was due primarily to revenue generated from acquired companies, as well as internally generated growth. Each operating segment experienced significant growth, excluding our other operating segment, which decreased as a result of a corporate decision to exit the non-network construction services business. During 1998, we completed a total of 12 acquisitions in North America of which eight were in our external communication services segment, two in the external energy services segment, and two in the internal communication services segment. These acquisitions generated revenue of approximately $255.1 million, representing 87.2% of the total increase in revenue. In comparison, during 1997 we acquired 11 companies in North America (seven in external communication services, two in external energy services and two in internal communication services).

     Our North American costs of revenue were $506.7 million or 75.7% of revenue for the year ended December 31, 1998, compared to $279.4 million or 74.1% of revenue in 1997. The increase in costs of revenue as a percentage of revenue was due primarily to numerous inefficiencies caused by severe weather conditions in various regions as a result of the climatic condition known as "El Nino," poor performance in internal communication services due to improperly managed growth and losses from a non-core external communication services contract.


     Depreciation and amortization expense was $37.3 million or 5.6% of revenue for the year ended December 31, 1998, compared to $20.5 million or 5.4% of revenue in 1997. The increased depreciation and amortization expense resulted from our investment in our fleet to support revenue growth.


     General and administrative expenses were $112.5 million or 16.8% of revenue for the year ended December 31, 1998, compared to $41.2 million or 10.9% of revenue in 1997. The increase in general and administrative expenses was due primarily to three items: a non-recurring $33.8 million charge for payments made pursuant to employment and non-competition agreements entered into with management at our internal and external communication services segments, $1.4 million for start-up costs and a $4.5 million provision for bad debts related to our internal communication services following a quarterly analysis of significantly past-due receivables.

     The $33.8 million charge relates to up-front amounts in the form of signing bonuses and extended non-competition payments made under the agreements that could not be attributed to future services. Base salary and bonuses for future performance paid pursuant to these agreements are being recognized over the related service periods. The up-front payments were paid to these managers to resolve issues arising from the original price paid for the acquisition of their businesses and issues relating to these managers' roles within our company, as well as to preserve the goodwill of the acquired businesses. These issues arose primarily from a significant decline in the value of the MasTec shares these managers received between the time when we bought their businesses and the expiration of the period when they were restricted from the sale of the shares. Because neither these payments nor the agreements were contemplated, included or required under the original terms of the business acquisitions and could not be attributed to future services, these payments were recorded as operating expenses in 1998, rather than deferred or amortized. The provision for bad debts was made in 1998 following a quarterly review and analysis of an increase during the first quarter of 1998 of significantly past due receivables at our internal communication services segment. Excluding the previously mentioned expenses, general and administrative expenses were $72.8 million or 10.9% of revenue in 1998.

     Operating income was $13.1 million or 1.9% of revenue for 1998, compared to $36.0 million or 9.6% of revenue in 1997. The following table states operating income and change in operating income by North American segments, in dollar and percentage terms (in thousands):

                                                    YEAR ENDED
                                                   DECEMBER 31,                      CHANGE
                                            ---------------------------   -----------------------------
                                                1997           1998             $               %
                                            ------------   ------------   -------------   -------------
External Communication Services .........    $  44,794      $  33,258       $ (11,536)         (25.8)%
External Energy Services ................          607         10,910          10,303         1697.4
Internal Communication Services .........        4,865        (11,460)        (16,325)        (335.6)
Other ...................................      (14,233)       (19,615)         (5,382)         (37.8)
                                             ---------      ---------       ---------         ------
                                             $  36,033      $  13,093       $ (22,940)         (63.7)%
                                             =========      =========       =========

BRAZIL

     The following table states for the periods indicated our Brazilian operations in dollar and percentage of revenue terms (in thousands):

                                                                     YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------------------------------
                                                     1997(1)                 1998                  1999
                                              --------------------- ---------------------- ---------------------
Revenue .....................................  $74,900      100.0%     $141,954      100.0%     $55,220      100.0%
Costs of revenue ............................   63,266       84.5       112,667       79.4       43,949       79.6
Depreciation and amortization ...............      390        0.5         3,349        2.4        4,016        7.3
General and administrative expenses .........    1,615        2.2        10,636        7.5        6,759       12.2
                                               -------      -----      --------      -----      -------      -----
  Operating income ..........................  $ 9,629       12.8%     $ 15,302       10.8%     $   496        0.9%
                                               =======      =====      ========      =====      =======      =====

----------------
(1) Brazilian operations began on August 1, 1997.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Brazilian revenue was $55.2 million for the year ended December 31, 1999, compared to $142.0 million for the same period in 1998, representing a decrease of $86.8 million or 61.1%. Brazilian revenue decreased primarily due to the devaluation of the Brazilian reais and to a reduction in work performed. Revenue in local currency was R$96.0 million reais during the year ended December 31, 1999, compared to R$160.4 million reais for the same period in 1998, representing a decrease of 40.1%. Due to the economic conditions in Brazil, it is uncertain when, if at all, previous levels of telephony infrastructure spending will re-commence.

     Brazilian costs of revenue were $43.9 million or 79.6% of revenue for the year ended December 31, 1999, compared to $112.7 million or 79.4% of revenue for the same period in 1998. In 1999, margins were positively impacted as a result of amounts paid by a customer during the second quarter for additional costs incurred during prior periods for which no revenue had been recorded due to the uncertainty of its collection. This improved costs of revenue during the year ended December 31, 1999 by 3.0%. Most of the costs associated with this project were previously recorded in earlier periods. During the fourth quarter of 1998, we completed certain wireless projects that carry higher than traditional margins.

     Depreciation and amortization expense was $4.0 million or 7.3% of revenue for the year ended December 31, 1999 compared to $3.3 million or 2.4% of revenue for the same period in 1998. Depreciation and amortization relates primarily to an intangible asset resulting from one acquisition completed in early 1998 that is being amortized over a five year period relative to the volume of work under specified contracts.

     General and administrative expenses were $6.8 million or 12.2% of revenue for the year ended December 31, 1999, compared to $10.6 million or 7.5% of revenue for the same period in 1998. General and administrative expenses were R$7.1 million reais or 7.4% of reais revenue during the year ended December 31, 1999, compared to R$9.9 million reais or 6.2% of reais revenue for the same period in 1998.


YEAR ENDED DECEMBER 31, 1998 OPERATING INCOME COMPARED TO FIVE MONTHS ENDED DECEMBER 31, 1997 OPERATING INCOME

     Brazilian operations commenced on August 1, 1997. Our Brazilian revenue was $142.0 million for the year ended December 31, 1998, compared to $74.9 million in 1997, representing an increase of $67.1 million or 89.5%. The increase in revenue was due primarily to a full year of operations in 1998, compared to five months in 1997.

     Brazilian costs of revenue were $112.7 million for the year ended December 31, 1998, compared to $63.3 million in 1997. Costs of revenue were 79.4% of revenue in 1998, compared to 84.5% in 1997. The decrease in costs of revenue as a percentage of revenue was due primarily to the completion of certain wireless projects in the fourth quarter of 1998.


     Depreciation and amortization expense was $3.3 million for the year ended December 31, 1998, compared to $0.4 million for the year ended December 31, 1997. Depreciation and amortization relates primarily to an intangible asset resulting from one acquisition which is being amortized over a five year period. Depreciation and amortization expense was 2.4% of revenue for the year ended December 31, 1998, compared to 0.5% of revenue for the year ended December 31, 1997.

     General and administrative expenses were $10.6 million or 7.5% of revenue for the year ended December 31, 1998, compared to $1.6 million or 2.2% in 1997. The increase in general and administrative expenses was due primarily to costs of establishing an infrastructure to support anticipated additional work following the privatization of Telebras, which did not take place until July 1998.

COMBINED RESULTS--NORTH AMERICA AND BRAZIL ONLY


     The following table states for the periods indicated certain combined income statement data for North America and Brazil only and the related percentage of combined revenue.


                                                                                   YEAR ENDED DECEMBER 31,
                                                             -------------------------------------------------------------------
                                                                      1997                 1998(2)                 1999
                                                             ---------------------- ---------------------- ---------------------
Operating income ........................................... $45,661         10.1%  $28,394          3.5%  $107,177       10.1%
Interest expense ...........................................  (6,595)        (1.5)  (23,753)        (2.9)  (26,673)       (2.5)
Interest income ............................................     775          0.2     8,488          1.0     9,398         1.0
Other income (expense), net ................................   7,857          1.7     1,183          0.2   (10,092)       (0.9)
Income before provision for income taxes, equity in earnings
  (losses) of unconsolidated companies
  and minority interest ....................................  47,698         10.5    14,312          1.8    79,810         7.7
Provision for income taxes ................................. (18,633)        (4.1)   (4,563)        (0.6)  (33,266)       (3.3)
Equity in earnings (losses) of unconsolidated companies
  and minority interest(1) .................................  (3,184)        (0.7)   (4,787)        (0.6)   (1,818)       (0.2)
                                                             -------         ----   -------         ----   --------       ----
Net income ................................................. $25,881          5.7%  $ 4,962          0.6%  $44,726         4.2%
                                                             =======         ====   =======         ====   ========       ====

----------------
(1) Consists of the minority interest of our Brazilian joint venture partner.
(2) Adjusted to exclude our Spanish operations which were sold effective December 31, 1998.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     For a discussion of revenue, costs of revenue, depreciation and amortization and general and administrative expenses, see "North America" and "Brazil" above.

     Interest expense was $26.7 million or 2.5% of revenue for the year ended December 31, 1999, compared to $23.8 million or 2.9% of revenue for the same period in 1998. The increase in interest expense of $2.9 million was due primarily to increased indebtedness resulting from the issuance of our 7 3/4% Senior Subordinated Notes in early 1998.

     Interest income includes interest of $4.8 million earned and collected from a customer to which we extended financing for our services.

     Reflected in other expense, net for the year ended December 31, 1999, are the following transactions. At various dates predominantly during the second quarter of 1999, we sold approximately 20 parcels of non-core real estate assets with a book value of approximately $6.9 million and a non-core business with a book value of approximately $4.3 million. We recognized a loss on sale of approximately $3.6 million from these sales. These losses resulted from our selling a portion of those assets in a manner that we knew would accelerate the timing of the disposition and the receipt of cash proceeds from the sale. We also reserved $1.0 million for a 1994 lawsuit from a predecessor company following a $1.1 million judgment awarded in October 1999. We have appealed this judgment and may incur other costs related to this lawsuit, such as interest and attorneys' fees. We wrote-down certain international assets held for sale by $6.0 million based on a proposed transaction and market information. Additionally, we incurred expenses totaling $2.2 million relating to our Paraguay PCS system and a $2.0 million foreign currency transaction loss related to the note receivable resulting from the sale of the Spanish operations. Offsetting these amounts was a fee of $4.8 million collected from a telecommunications customer related to extensions to the maturity date of a vendor financing arrangement.

     For the year ended December 31, 1999, our effective tax rate was approximately 41.5% for North American operations and 33% for Brazilian operations.


YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     For a discussion of revenue, costs of revenue, depreciation and amortization and general and administrative expenses, see "North America" and "Brazil" above.

     Interest expense was $23.8 million or 2.9% of revenue for the year ended December 31, 1998, compared to $6.6 million or 1.5% of revenue in 1997. The increase in interest expense was due primarily to increased indebtedness resulting from the issuance of our Senior Subordinated Notes in early 1998, the proceeds of which were used primarily for acquisitions and to fund international operations investments. Minority interest primarily relates to our Brazilian joint venture partner with a 49% interest.


     Interest income includes interest income from temporary investments and interest received from a customer.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

SPAIN

     The following table states for the periods indicated our Spanish operations, which were sold effective December 31, 1998, in dollar and percentage of revenue terms (in thousands):

                                                                                 YEAR ENDED DECEMBER 31,
                                                                   ----------------------------------------------------
                                                                          1997(1)                     1998(2)
                                                                   ----------------------   ---------------------------
Revenue .......................................................... $207,493      100.0%     $237,340         100.0%
Costs of revenue .................................................  153,180       73.8       183,724          77.4
Depreciation and
amortization .....................................................    3,013        1.5         2,680           1.1
General and administrative expenses ..............................   39,478       19.0        51,070          21.5
                                                                   --------      -----      --------         -----
 Operating income (loss) .........................................   11,822        5.7          (134)         (0.0)
Interest expense .................................................   (4,946)      (2.4)       (5,827)         (2.5)
Interest income ..................................................    1,008        0.1           605            --
Other income (loss) ..............................................      475         --        (6,338)         (2.7)
                                                                   --------      -----      --------         -----
Income (loss) before benefit from income taxes, equity in earnings
  of unconsolidated companies and minority interest ..............    8,359        4.0       (11,694)         (4.9)
(Provision) benefit from income taxes ............................   (2,311)      (1.2)       (7,987)         (3.2)
Equity in earnings of unconsolidated companies ...................    2,897        1.4         1,291           0.1
Minority interest ................................................     (162)        --          (487)           --
                                                                   --------      -----      --------         -----
Net income (loss) ................................................ $  8,783        4.2%     $(18,877)         (8.0)%
                                                                   ========      =====      ========         =====

----------------
(1) Spanish operations began on April 30, 1996, the date of acquisition. We sold 87% of our Spanish operations effective December 31, 1998.

(2) Includes a total of $13.4 million of severance charges of which $1.9 million is reflected in costs of revenue and $11.5 million in general and administrative expenses.


YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     We sold 87% of our Spanish operations effective December 31, 1998. Revenue from Spanish operations was $237.3 million for the year ended December 31, 1998, compared to $207.5 million in 1997, representing an increase of $29.8 million or 14.4%. The increase was due to acquisitions made in 1998.

     Costs of revenue were $183.7 million or 77.4% of revenue for the year ended December 31, 1998, compared to $153.2 million or 73.8% of revenue in 1997. The increase in costs of revenue as a percentage of revenue was due primarily to increased labor costs associated with a new labor agreement and to $1.9 million in direct labor severance costs.

     Depreciation and amortization expense was $2.7 million for the year ended December 31, 1998, compared to $3.0 million in 1997. Depreciation and amortization expense was 1.1% of revenue for the year ended December 31, 1998, compared to 1.5% of revenue in 1997.

     General and administrative expenses were $51.1 million or 21.5% of revenue for the year ended December 31, 1998, compared to $39.5 million or 19.0% of revenue in 1997. The increase in general and administrative expenses as a percentage of revenue was due to severance charges of $11.5 million resulting from reductions in administrative personnel.

     Included in other expense for 1998 is a $9.2 million loss on sale of the Spanish operation. The effective income tax rate on a consolidated basis for the year ended December 31, 1998 increased to 479% from 37% in 1997. This increase was mainly attributable to the recognition of approximately $9.2 million of a loss on sale of our Spanish operations, however for tax purposes the Company recorded a tax provision of $7.8 million. Excluding the effect of the book loss on sale and the taxable gain, the effective tax rate would have been 40.1%, which is attributed to the non-deductibility of the amortization of intangibles and other expenses.


FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

     Our primary liquidity needs are for working capital, capital expenditures, acquisitions and investments, and debt service. Our primary sources of liquidity are cash flows from operations, borrowings under revolving lines of credit and the proceeds from the sale of assets held for sale.


     Net cash provided by operating activities was $120.1 million for the year ended December 31, 1999, compared to cash used by operations of $13.9 million for the same period in 1998 and cash provided by operations of $15.2 million in 1997. Net cash provided by operating activities in 1999 was due principally to profitability and working capital management.

     Our working capital at December 31, 1999, excluding assets held for sale of $65.8 million, was $169.6 million compared to $197.6 million (excluding assets held for sale of $57.2 million at December 31, 1998). Our North American working capital as of December 31, 1999 was $124.7 million, comprised primarily of $233.2 million in accounts receivable, $25.4 million in inventories and other current assets and $7.2 million in cash, net of $141.1 million in current liabilities.

     We have a revolving line of credit with a group of banks that provides for borrowings up to an aggregate amount of $165.0 million. Amounts outstanding under the credit facility mature on June 9, 2001. We are required to pay an unused facility fee ranging from .25% to .50% annually on the facility, depending upon certain financial covenants. The credit facility contains customary events of default and covenants which prohibit, among other things, making investments in excess of a specified amount, incurring additional indebtedness in excess of a specified amount, paying dividends in excess of a specified amount, making capital expenditures in excess of a specified amount, creating liens, prepaying other indebtedness, including our 7 3/4% Senior Subordinated Notes, and engaging in mergers or combinations without the prior written consent of the lenders. The credit facility also provides that we must maintain financial ratio coverages at the end of each fiscal quarter such as debt to earnings and earnings to interest expense.

     During 1999, we acquired four external communication services providers for $11.6 million in cash and $2.4 million in notes and invested $69.5 million primarily in our fleet to support revenue growth which we financed from cash provided by operations and from financing activities. We have also sold assets and investments for which we have received approximately $27.8 million in cash, $15.9 million of which was attributable to the sale of our Spanish operations. We invested cash in acquisitions and investments in unconsolidated companies totaling $89.1 million during 1998 compared to $49.0 million in 1997. During 1998, we made capital expenditures of $76.4 million, primarily for machinery and equipment used in the production of revenue, compared to $21.5 million in 1997.

     We anticipate that cash from this offering, available cash, cash flows from operations and proceeds from the sale of assets and investments and borrowing availability under the credit facility will be sufficient to satisfy our working capital requirements for the foreseeable future. However, to the extent that we should desire to increase our financial flexibility and capital resources or choose or be required to fund future capital commitments from sources other than operating cash or from borrowings under our existing credit facility, we may consider raising additional capital by increasing the credit facility or through the offering of additional equity and/or debt securities in the public or private markets. There can be no assurance, however, that additional capital will be available to us on acceptable terms, if at all.

     We currently have South American investments in Argentina, Ecuador and Paraguay which are held for sale. Our investment in Argentina is a minority interest in Supercanal Holding, S.A., a holding company of numerous cable television operators in western Argentina. In Ecuador, we hold a minority interest in Consorcio Ecuatoriano de Telecomunicaciones, S.A., one of the two cellular phone operators in the Republic of Ecuador. We own, through our subsidiary Comunicaciones Personales, S.A., a wireless personal communications system in Paraguay.

     We account for these investments at cost, totaling approximately $58.6 million at December 31, 1999. The companies in Argentina and Ecuador, in which we have invested approximately $30.0 million, have defaulted on their third party debt obligations. We do not guarantee any of that indebtedness. In the fourth quarter of 1999, we recorded a $4.0 million write-down of our investment in the Ecuadorian company based upon a publicly announced proposed purchase of a controlling interest in the company by an unaffiliated purchaser. As part of the proposed transaction, the third party debt obligations of the Ecuadorian company will be restructured and will no longer be in default.

     While we do not currently anticipate taking an additional impairment charge on any of these assets, there can be no assurance that future transactions or events will not result in any further impairment of these assets. If we were to take a charge, however, it could adversely affect our earnings for the period in which we incurred the charge.

     On December 31, 1998, we sold 87% of our Spanish operations to a group of investors and during 1999 we advanced $3.0 million for working capital needs. The sale included the assumption of our remaining indebtedness to Telefonica from the original purchase of our Spanish operations of $25.0 million (3.6 billion pesetas), for which we are not contingently liable. At December 31, 1999, we had $14.6 million reflected in other current assets, $11.6 million of which subsequently has been received.

YEAR 2000

     To date, we have not experienced any material Year 2000 issues and have been informed by our material suppliers and vendors that they have also not experienced material Year 2000 issues. We have not spent a material amount on Year 2000 compliance issues. Most of our expenses have related to the operating costs associated with time spent by employees and consultants in the evaluation and implementation process and Year 2000 compliance matters generally.

     During January 2000, additional Year 2000 patches were applied to all required systems related to the end of February 2000 issues. Testing has been completed for these patches and we will continue to monitor any on-going issues prior to and after March 31, 2000.


SEASONALITY


     Our North American operations have historically been seasonally weaker in the first and fourth quarters of the year and have produced stronger results in the second and third quarters. This seasonality is primarily the result of customer budgetary constraints and preferences and the effect of winter weather on external network activities. Some of our U.S. customers, particularly the incumbent local exchange carriers, tend to complete budgeted capital expenditures before the end of the year and defer additional expenditures until the following budget year. Revenue, in local currency, from our Brazilian operation is not expected to fluctuate seasonally.


IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS


     The primary inflationary factor affecting our operations is increased labor costs. We have not experienced significant increases in labor costs to date. Competition for qualified personnel could increase labor costs for us in the future. During 1999, we generated approximately 5% of our total revenue from international operations that are susceptible to currency devaluation. We anticipate that revenue from international operations will be less significant to operations in the foreseeable future due to our current intentions to dispose of them, however, the likelihood and extent of further devaluation and deteriorating economic conditions in Brazil and other Latin American countries and the resulting impact on our results of operations, financial position and cash flows cannot now be determined.

                                   BUSINESS

GENERAL


     We design, build, install and maintain internal and external networks supporting the Internet, Internet-related applications, e-commerce and other communications and energy facilities for leading telecommunications, cable television, energy and other Fortune 500 companies. Based on revenue, we are the largest end-to-end telecommunications and energy infrastructure service provider in North America. We offer comprehensive nework infrastructure solutions to a diverse group of customers, enabling our customers to connect with their customers.

     Currently, we operate from approximately 200 locations throughout North America, which accounted for 95% of our revenue in 1999. Our revenue and operating income have grown significantly in the past five years through both acquisitions and internal growth. Over the past five years, our consolidated revenue has grown at a compounded annual growth rate of 55% and our consolidated operating income has grown at a compounded annual rate of 61%. Our 1999 growth was achieved primarily through internal growth.


     We are organized into eight service lines centered around our customers, which include some of the largest and most prominent companies in the telecommunications and energy fields. Our customers include:

     /bullet/ incumbent local exchange carriers,

     /bullet/ competitive local exchange carriers,

     /bullet/ cable television operators,

     /bullet/ long distance carriers,

     /bullet/ wireless phone companies,

     /bullet/ telecommunications equipment vendors,

     /bullet/ co-location facilities providers,

     /bullet/ public and private energy companies and

     /bullet/ financial institutions and other Fortune 500 companies.

Representative customers are:


       BellSouth Telecommunications, Inc. Global Crossing, Ltd.
       SBC Communications                 Williams Communications Group, Inc.
       GTE Corporation                    AT&T Corp.
       Sprint Corp.                       Charter Cable, Inc.
       US West, Inc.                      Time Warner, Inc.
       Qwest Communications, Inc.         Winstar Communications, Inc.
       Telergy, Inc.                      NEC Corp.
       Enron Corp.                        Carolina Power and Light Co.
       Level 3 Communications             First Union National Bank

     BellSouth accounted for 12% of our revenue for the year ended December 31, 1999. Our top 10 customers combined accounted for less than 42% of our domestic revenue.

INDUSTRY OVERVIEW

     Our industry is experiencing a number of trends that we believe will lead to a significant increase in the demand for our services over the next several years.

     INCREASED DEMAND FOR BANDWIDTH. Recent increased growth in telecommunications voice, video and data traffic, electronic commerce, and in the transmission of high quality information, entertainment and other content over the Internet, coupled with increased use of and reliance on personal computers, has enhanced the need for greater bandwidth. Market research analysts estimate that at the end of 1998, 25 million U.S. households were online, implying a 24% household penetration. This number is expected to have reached 30 million by year-end 1999 and over 58 million by 2004 (55% of households). The total number of U.S. Internet users (business and residential) is anticipated to reach 126 million in 2004. We believe 50% of these users will access the network by means of a broadband technology.

     Because of the physical limitations of existing network facilities, telecommunications providers and cable television system operators are upgrading facilities with new and innovative technology, expanding and, in many cases, replacing the existing telecommunications infrastructure to allow for increased bandwidth. The "race for the last mile", increased upgrades and maintenance of existing networks are expected to drive further capital spending growth by our customers even after substantial completion of their backbone networks.

     INCREASED OUTSOURCING OF INFRASTRUCTURE NEEDS. Telecommunication service providers are entering new geographic and product markets and offering bundled services that once were offered separately. Additionally, a growing number of energy companies are exploring ventures in the telecommunications industry to maximize the value of their rights of way. Consolidation and deregulation in the telecommunications industry has created integrated, geographically diverse companies who have combined assets to compete in the changing marketplace. These providers are focusing on the increased range of their core competencies of providing telecommunications and energy services and are increasingly outsourcing infrastructure needs.

     INCREASED DEMAND FOR COMPREHENSIVE SOLUTIONS. Increased competition and the resulting increase in investment in infrastructure and content by telecommunications and other service providers have led to greater concerns about the quality and reliability of infrastructure providers. We believe that our customers increasingly are seeking comprehensive end-to-end solutions to their infrastructure needs by turning to fewer qualified infrastructure service providers who have the size, financial capability and technical expertise to deliver a quality and reliable network on time. These customers are seeking service providers that can build out large and complex networks quickly, with a high level of quality and who can rapidly mobilize their capital equipment, financial assets and personnel to respond effectively to the increasing scale and time constraints of customer demands.

COMPETITIVE STRENGTHS

     We have positioned ourselves to take advantage of these trends by emphasizing the following competitive strengths:

     NATIONAL FOOTPRINT AND NAME RECOGNITION. We have significantly broadened our geographic presence in recent years and believe we are capable of servicing customers across the United States and Canada. We are continuing to develop the brand name "MasTec" across all of our operating units nationwide to further position ourselves as an integrated, national company.

     END-TO-END SOLUTIONS. We believe we are one of the few infrastructure providers capable of providing all of the design, building, installation and maintenance services necessary for a complete telecommunications network starting from a transmission point, such as a telephone company central office or cable television head-end, and running through aerial, underground and buried cables or through wireless transmission to the ultimate end users' voice and data ports, computer terminals, cable outlets or cellular stations.

     TECHNICAL EXPERTISE AND RELIABLE CUSTOMER SERVICE. We believe that we have established a reputation for quality and reliability, technical expertise and operating and financial efficiency. We believe that our reputation among our customers should give us an advantage in securing larger, more technically complex infrastructure projects, a greater volume of business from our existing customers and new customers.

     DIVERSE AND LONG-STANDING CUSTOMER BASE. We have a diverse customer base that allows us to capitalize on the wide range of technological advances and other market developments that drive capital spending by our customers. We have continually provided services to our top ten customers for an average of over 15 years. We believe that our diverse and long-standing customer base makes us less susceptible to downturns in any particular geographic region or industry sector.

     EXPERIENCED MANAGEMENT. We have a strong management team to continue executing our growth strategy. Our management team has the operational, business development and financial knowledge and experience to anticipate trends in our industry and to consistently meet and exceed our clients' expectations for comprehensive and reliable solutions.

GROWTH STRATEGY

     The key elements of our growth strategy are as follows:

     EXPAND EXISTING CUSTOMER RELATIONSHIPS AND PURSUE NEW CUSTOMERS. We believe that our customers increasingly are seeking single national vendors to provide all of their telecommunications and energy infrastructure services needs. Consequently, we actively market our national footprint and comprehensive service offerings to our existing and potential customers and focus on increasing the range of services we provide. We also team with engineering firms, equipment suppliers and other vendors to provide turnkey services to our customers.

     CONTINUE TO ACHIEVE OPERATING EFFICIENCIES. We intend to continue to improve our profitability by focusing on ways to achieve cost savings, economies of scale and improved asset and personnel utilization. We have realigned our North American operations along service and customer lines to focus on our core businesses and instituted a program to improve efficiency and productivity by leveraging existing administrative personnel to support increased growth. We also intend to further develop and expand the use of integrated management information systems across our service lines to facilitate financial control, project costing and asset allocation. The goal of the program is to realize savings in overhead and other expenses and thereby improve operating margins and profitability. An element of the program includes paying our service line presidents and other managers incentive compensation based upon profitability, return on assets and other financial criteria.


     PURSUE STRATEGIC ALLIANCES AND SELECTED ACQUISITIONS. Through strategic alliances and selected acquisitions, we continue to add customers and capabilities as well as expand our geographic coverage. Most recently, we teamed with Skanska USA, Inc. to provide project management for RCN Corporation's announced construction of a $3 billion fiber optic network. We have also announced an arrangement with Lucent Technologies to provide comprehensive broadband infrastructure solutions to the cable television industry throughout the United States and with IBM to provide their rapid network deployment solutions. We have completed 33 domestic acquisitions in the last five years, targeting selected companies to expand into customer and geographic markets we did not currently serve and to expand the range and depth of services we provided. We will continue to focus our acquisition efforts on profitable companies with good reputations and strong management. We are not currently engaged in any negotiations to make any material acquisitions.

SERVICE LINES

     Our North American operations consist of three segments:


   /bullet/ External Communication Services,

   /bullet/ External Energy Services and

   /bullet/ Internal Communication Services.

     EXTERNAL COMMUNICATION SERVICES. We design, build, install and maintain the physical facilities used to provide end-to-end telecommunications service from the provider's central office, switching center or cable head-end to the ultimate consumer's home or business. These services include:


   /bullet/ designing conduit networks and fiber rings;

   /bullet/ placing and splicing fiber optic, coaxial and copper cable;

   /bullet/ excavating trenches in which to place the cable;

   /bullet/ fabricating and placing related structures such as poles, anchors, conduits, manholes, cabinets and closures;

   /bullet/ placing drop lines from the main distribution terminals to the customer's home or business; and

   /bullet/ maintaining, removing and replacing these facilities.

     We also provide route development, right of way and other site acquisition, permitting, materials procurement, acceptance testing and as-built documentation.

     We bundle our services and are organized to serve our customers' needs as follows:

     /bullet/ INTER-EXCHANGE NETWORKS. We design, engineer and build fiber optic and other cable networks between metropolitan areas using specialty equipment such as trenchers, plows and directional borers.

     /bullet/ LOCAL EXCHANGE NETWORKS. We design, install, build and maintain telecommunications networks from the provider's point-of-presence to their customers' locations within metropolitan areas (local loop).

     /bullet/ BROADBAND NETWORKS. We design, engineer, build and install the infrastructure for network rebuilds, upgrades and maintenance for cable television multiple system operators.

     /bullet/ WIRELESS NETWORKS. We provide turnkey installation and maintenance services to the wireless communications industry, including site acquisition, design and building of communication towers, placement of antennas and associated wiring, and installation of transmission equipment and shelters.

     /bullet/ INTELLIGENT TRAFFIC SERVICES. We also provide similar services to the traffic control and highway safety industry, including the installation and maintenance of traffic signals, controllers, connecting signals, variable message signs, closed-circuit television and other monitoring devices and controllers.

   Our external communications services customers include:

   BellSouth Telecommunications, Inc.
   GTE Corporation
   Qwest Communications, Inc.
   Williams Communication, Inc.
   Global Crossing, Ltd.
   Telergy, Inc.
   Tele-Communications, Inc.
   Charter Cable, Inc.
   Sprint Corp.
   Sprint Spectrum, L.P.

     EXTERNAL ENERGY SERVICES. We provide external network and infrastructure services to public and private utilities. These services consist of overhead and underground installation and maintenance of electrical and other utilities' transmission and distribution networks, substation construction and maintenance, right-of-way maintenance and restoration of asphalt and concrete surfaces. They are substantially similar to the services we provide to our telecommunications customers, but the work often involves the installation and splicing of high-voltage transmission and distribution lines. Our external energy services customers include:

   Carolina Power and Light Co.
   Florida Power and Light Co.
   Texas Utilities Company
   Virginia Power Co.

     INTERNAL COMMUNICATION SERVICES. We provide switching and transmission services, premise wiring services and structured cabling services. These services consist of the design, installation, testing and documentation of switching and transmission equipment and supporting components at a provider's point-of-presence (central office) locations. We design, install and maintain integrated voice, data and video networks inside customer premises as well as the infrastructure required to support complex intranet and Internet solutions. We provide systems integration services, which involve the selection, configuration, installation and maintenance of software, hardware, other computing and communications equipment and cabling to provide an integrated computing and communications system. Internal communication services are less capital intensive than external communication services but require a more technically proficient work force. We provide:

   /bullet/ switching and transmission services to equipment vendors such as Lucent Technologies, Inc. and NEC Corp.; and

   /bullet/ premise wiring and structured cabling services to large corporate customers with multiple locations such as First Union National Bank and Montgomery Ward and Co.

NON-CORE INTERNATIONAL INVESTMENTS

     We currently have South American investments in Argentina, Ecuador and Paraguay which are held for sale. Our investment in Argentina is a minority interest in Supercanal Holding, S.A., a holding company of numerous cable television operators in western Argentina. In Ecuador, we hold a minority interest in Consorcio Ecuatoriano de Telecommunicaciones, S.A., one of the two cellular phone operators in the Republic of Ecuador. We own, through our subsidiary Comunicaciones Personales, S.A., a wireless personal communications system in Paraguay which became operational in January 2000.

     We account for these investments at cost, totaling approximately $58.6 million at December 31, 1999. The companies in Argentina and Ecuador, in which we have invested approximately $30.0 million, have defaulted on their third party debt obligations. We do not guarantee any of that indebtedness. In the fourth quarter of 1999, we recorded a $4.0 million write-down of our investment in Ecuador based upon a publicly announced purchase of a controlling interest in the Ecuadorian company by an unaffiliated purchaser. As part of this transaction, the third-party debt obligations of the Ecuadorian company will be restructured and will no longer be in default.

     While we do not currently anticipate taking an additional impairment charge on any of these assets, there can be no assurance that future transactions or events will not result in any further impairment of these assets. If we were to take such an impairment charge, however, it could adversely affect our earnings for the period in which we incurred the charge.


BACKLOG


     At December 31, 1999, we had a backlog for domestic operations of approximately $670.1 million as compared to a backlog of $249.9 million at December 31, 1998. Our backlog consists of the uncompleted portion of services we are to perform under project-specific contracts. We do not include as backlog the estimated amount of work under our 90 master service agreements because the customer under these contracts is not committed to order a specific volume of services from us. We expect to complete substantially all of our backlog at December 31, 1999 during the next 24 calendar months.


SALES AND MARKETING

     We have developed a marketing plan emphasizing the "MasTec" brand name nationwide and the role we play in building the e-world to position ourselves as a seamless, end-to-end infrastructure service provider. Local marketing efforts are principally carried out by the management of our service lines, with our executive management supplementing their efforts at the corporate level. Our service line presidents market to existing and potential telecommunications and other utility customers to negotiate new contracts or to be placed on lists of vendors invited to submit bids for master services agreements and individual projects. They are responsible for developing and maintaining successful long-term relationships with customers, which we believe helps facilitate our repeat business. Our external and internal network services are also marketed through commissioned salespeople and our corporate marketing department.

SAFETY AND INSURANCE

     We are committed to ensuring that our employees perform their work safely and strive to instill safe work habits in all of our employees. In this regard we evaluate our employees not only on the basis of the efficiency and quality of their work but also on their safety records and the safety records of the employees they supervise. We also hold regular training sessions and seminars with our employees devoted to safe work practices.

     The primary claims we face in our operations are workers' compensation, automobile liability and various general liabilities. We maintain insurance policies with respect to these claims, but our insurance policies are generally subject to high deductibles and we are effectively self-insured for worker's compensation and automobile liability up to $250,000 and for general liability up to $100,000. We have umbrella coverage up to a policy limit of $25.0 million. We actuarially determine any liabilities for unpaid claims and associated expenses, including incurred but not reported losses, and reflect those liabilities in our balance sheet as an accrued liability. We continually review the determination of these claims and expenses and the extent of the accrued liability.

SUPPLIERS

     Our customers supply the majority of the raw materials and supplies necessary to carry out our contracted work, although we are increasingly supplying materials and supplies on turnkey projects. We obtain materials and supplies for our own account from independent third-party providers and do not manufacture any significant amount of materials or supplies for resale. We are not dependent on any one supplier for any materials or supplies that we obtain for our own account. We have not experienced any difficulty in obtaining an adequate supply of materials and supplies.

     We also use independent contractors to perform portions of our services and to manage work flow. These independent contractors typically are sole proprietorships or small business entities. Independent contractors typically provide their own employees, vehicles, tools and insurance coverage. We are not dependent on any single independent contractor.

COMPETITION

     The industries in which we operate are highly competitive and we compete with other companies in most of the markets in which we operate ranging from small independent firms servicing local markets to larger firms servicing regional markets, as well as large national and international engineering firms and equipment vendors on turnkey projects who subcontract work to contractors other than us. Despite the current trend toward outsourcing, we may also face competition from existing or prospective customers who employ in-house personnel to perform some of the same types of services as we provide. There are relatively few significant barriers to entry into the markets in which we operate and, as a result, any organization that has adequate financial resources and access to technical expertise may become one of our competitors. Although we believe we are the largest provider of external network services for telecommunications service providers and energy companies in the United States, neither we nor any of our competitors can be considered dominant in the industry on a national basis.

     Because of the highly competitive bidding environment for infrastructure services, the price of the contractor's bid historically has often been the principal factor in determining whether the contractor is awarded the work. Smaller competitors are sometimes able to win bids based on price alone due to their lower overhead costs. We believe that as demand for our services increases, customers will increasingly consider other factors in choosing a service provider, including technical expertise and experience, financial and operational resources, nationwide presence, industry reputation and dependability, which should benefit contractors such as us.

EMPLOYEES


     As of December 31, 1999, we had approximately 9,900 employees, 9,100 of whom were employed in North American operations. Approximately 500 of our employees are represented by a labor union, principally the Communication Workers of America or the International Brotherhood of Electrical Workers under agreements with wage rates established through dates ranging from the end of January 2000 to May 2001. We believe that our employee relations are good.

                                  MANAGEMENT

     The following is a list of the names and ages of all of our directors and executive officers, indicating all positions and offices they hold with us. Our directors hold office for a three year term and until their successors have been elected and qualified. Our executive officers hold office for one year or until their successors are elected by our Board of Directors.


NAME                                AGE                          POSITION
--------------------------------   -----   ---------------------------------------------------
Jorge Mas ......................   36      Chairman of the Board of Directors
Joel-Tomas Citron ..............   37      Vice Chairman of the Board of Directors, President
                                           and Chief Executive Officer
Eliot C. Abbott ................   50      Director
Arthur B. Laffer ...............   59      Director
Olaf Olafsson ..................   36      Director
Joseph P. Kennedy, II ..........   47      Director
William N. Shiebler ............   57      Director
Jose S. Sorzano ................   59      Director
Carmen M. Sabater ..............   35      Senior Vice President and Chief Financial Officer
Jose Sariego ...................   45      Senior Vice President and General Counsel
Arlene Vargas ..................   33      Vice President and Controller


     JORGE MAS has been our Chairman of the Board of Directors since January 1998 and a director since March 1994. From March 1994 to October 1999, Mr. Mas was our Chief Executive Officer. In addition, Mr. Mas is the Chairman of the Board of Directors of Neff Corporation, a publicly-held construction equipment sales and leasing company, is involved in several real estate holding companies and has served on the Board of Directors of First Union National Bank since April 1998. Mr. Mas has been Chairman of the Cuban American National Foundation, a not-for-profit organization, since July 1999, and was Vice Chairman from July 1998 until July 1999.


     JOEL-TOMAS CITRON has been our Chief Executive Officer since October 1999 and our President since May 1999. He has been a member of our Board of Directors since January 1998 and Vice Chairman of the Board since November 1998. Mr. Citron was the managing partner of Triscope Capital LLC, a private investment partnership from January 1998 until December 1998 and Chairman of the Board of Directors of the United States subsidiary of Proventus AB, a privately held investment company based in Stockholm, Sweden from January 1992 to December 1997. Mr. Citron is also a member of the Board of Directors of Neff Corporation; past Chairman of the Board of Directors of American Information Systems, Inc. (now owned by Exodus Communications, Inc.), a provider of Internet and Internet systems solutions; and a member of the Board of Directors of Telergy, Inc., a facilities-based provider of integrated communications services and high bandwidth fiber optic capacity in New York State.


     ELIOT C. ABBOTT has been a member of the Board of Directors since March 1994. Since February 1, 1997, Mr. Abbott has been a partner in the Miami law firm of Kluger, Peretz, Kaplan & Berlin, P.A. From October 1, 1995 to January 31, 1997, Mr. Abbott was a member of the New York law firm of Kelley Drye & Warren. From 1976 until September 30, 1995, Mr. Abbott was a shareholder in the Miami law firm of Carlos & Abbott.

     ARTHUR B. LAFFER has been a member of the Board of Directors since March 1994. Mr. Laffer has been Chairman of the Board of Directors of Laffer Associates, an economic research and financial consulting firm, since 1979 and Chief Executive Officer, Laffer Advisors Inc., an investment advisor and broker-dealer, since 1981. Mr. Laffer is a director of Nicholas Applegate Mutual Funds, Oxigene, Inc., Neff Corporation and Coinmach Laundry Corporation.

     OLAF OLAFSSON has been a member of the Board of Directors since September 1999. Mr. Olafsson has been Vice Chairman of Time Warner Digital Media since November 1999. Prior to joining Time

Warner Digital Media, Mr. Olafsson was President of Advanta Corporation, a financial services company, from March 1998 until October 1999 and a member of Advanta's Board of Directors since 1997. Prior to joining Advanta, Mr. Olafsson was the founder and President of Sony Interactive Entertainment, Inc., an interactive entertainment software and hardware unit of Sony Corporation established in 1991. Mr. Olafsson also serves on the Board of Directors of Scholastic Corp., a global children's publishing and media company.

     JOSEPH P. KENNEDY, II has been a member of the Board of Directors since October 1999. Mr. Kennedy is Chairman of Citizens Energy Corporation, a not-for-profit energy provider, which he founded in 1979. Mr. Kennedy served six terms as a U.S. Representative during which time he was a member of the House Banking and Financial Services Committee, a senior member of the House Veteran's Affairs Committee and the co-chair of the Older American Caucus. He also served as the ranking Democrat on the Housing and Community Opportunity Subcommittee.

     WILLIAM N. SHIEBLER has been a member of the Board of Directors since June 1999. Mr. Shiebler has been a Senior Managing Director of Putnam Investments, a Boston based investment management firm and Vice Chairman of the Board of Directors of Putnam Mutual Funds since 1990. Mr. Shiebler served as President of Putnam Mutual Funds from 1990 until 1998. Mr. Shiebler has also been the Chairman of Pacific Corporate Group, a private equity investment management and consulting firm, since March 1999. Prior to joining Putnam, he was President and Chief Operating Officer of Dean Witter Reynolds Intercapital, the investment management division of Dean Witter Reynolds. Mr. Shiebler is the President of the Kean University Foundation and a Trustee of the Boston Public Library Foundation.

     JOSE S. SORZANO has been a member of the Board of Directors since October 1994. Mr. Sorzano has been Chairman of the Board of Directors of The Austin Group, Inc., an international corporate consulting firm, since 1989. Mr. Sorzano was also Special Assistant to the President for National Security Affairs from 1987 to 1988; Associate Professor of Government, Georgetown University, from 1969 to 1987; President, Cuban American National Foundation, from 1985 to 1987; and Ambassador and U.S. Deputy to the United Nations from 1983 to 1985.

     CARMEN M. SABATER has been our Senior Vice President since December 1998 and was elected Chief Financial Officer in May 1999. From 1994 until December 1998 Ms. Sabater was our Corporate Controller. Prior to joining us, Ms. Sabater was a Senior Manager with Deloitte & Touche, a public accounting firm.

     JOSE SARIEGO has been our Senior Vice President and General Counsel since September 1995. Prior to joining us, Mr. Sariego was Senior Corporate Counsel and Secretary of Telemundo Group, Inc., a Spanish language television network, from August 1994 to August 1995. From January 1990 to August 1994, Mr. Sariego was a partner in the Miami office of Kelley Drye & Warren, an international law firm.

     ARLENE VARGAS has been our Vice President and Corporate Controller since September 1998. Prior to joining us, Ms. Vargas was a Senior Manager from June 1997 to September 1998 and a Manager from June 1994 to June 1997 with PricewaterhouseCoopers LLP, a public accounting firm.

                      PRINCIPAL AND SELLING SHAREHOLDERS


     The following table provides information concerning the beneficial ownership of our common stock, as of December 31, 1999 and as adjusted to reflect the sale of the common stock offered by this prospectus, by:


   /bullet/ Jorge Mas, the selling shareholder, /bullet/ each person known to us to beneficially own more than 5% of our common stock,
   /bullet/ each of our current directors and executive officers and /bullet/ all of our current directors and executive officers as a group.

     Unless otherwise indicated, each named shareholder has sole voting and investment power with respect to the shares beneficially owned by the shareholder.


                                     BEFORE STOCK OFFERING
                                --------------------------------
                                       COMMON
                                       STOCK
NAME                                   OWNED         PERCENTAGE
------------------------------- ------------------- ------------
Jorge Mas .....................      13,991,722(3)       49.6%
Joel-Tomas Citron .............         227,144(5)          *
Eliot C. Abbott ...............          40,919(5)          *
Arthur B. Laffer ..............         128,178(5)          *
Olaf Olafsson .................              --             *
Joseph P. Kennedy, II .........              --             *
William N. Shiebler ...........          10,172             *
Jose S. Sorzano ...............          42,669(5)          *
Carmen M. Sabater .............          21,625(5)          *
Jose Sariego ..................          23,201(5)          *
Arlene Vargas .................           1,000(5)          *
American Express Company,
 American Express
 Financial Corporation and
 Growth Portfolio(3) ..........       2,179,750(6)        7.7%
All executive officers
 and directors as a group
 (11 persons) .................      14,486,630          51.3%

                                    AFTER STOCK OFFERING(1)             AFTER STOCK OFFERING(2)
                                -------------------------------- -------------------------------------
                                       COMMON                              COMMON
                                       STOCK                               STOCK
NAME                                   OWNED         PERCENTAGE            OWNED            PERCENTAGE
------------------------------- ------------------- ------------ ------------------------- -----------
Jorge Mas .....................      13,991,722(3)      45.5%            13,616,722(3)(4)      44.3%
Joel-Tomas Citron .............         227,114(5)         *                227,144(5)            *
Eliot C. Abbott ...............          40,919(5)         *                 40,919(5)            *
Arthur B. Laffer ..............         128,178(5)         *                128,178(5)            *
Olaf Olafsson .................              --            *                     --               *
Joseph P. Kennedy, II .........              --            *                     --               *
William N. Shiebler ...........          10,172            *                 10,172(5)            *
Jose S. Sorzano ...............          42,669(5)         *                 42,669(5)            *
Carmen M. Sabater .............          21,625(5)         *                 21,625(5)            *
Jose Sariego ..................          23,201(5)         *                 23,201(5)            *
Arlene Vargas .................           1,000(5)         *                  1,000(5)            *
American Express Company,
 American Express
 Financial Corporation and
 Growth Portfolio(3) ..........       2,179,750(6)       7.1%             2,179,750(6)          7.1%
All executive officers
 and directors as a group
 (11 persons) .................      14,486,630         47.1%            14,111,630            45.9%

----------------
 *  Less than 1%
(1) Assumes the over-allotment option is not exercised.
(2) Assumes the over-allotment option is exercised.
(3) Includes 7,890,811 shares owned directly by the Jorge L. Mas Canosa Holdings I Limited Partnership (the "Family Partnership"), and indirectly by Jorge Mas, as the sole officer and director of Jorge L. Mas Holdings Corporation, a Texas corporation, the sole general partner of the Family Partnership; and 5,587,311 shares owned of record by Jorge Mas Holdings I Limited Partnership, a Texas limited partnership ("Jorge Mas Holdings"). The sole general partner of Jorge Mas Holdings is Jorge Mas Holdings Corporation, a Texas corporation that is wholly-owned by Mr. Mas. Also includes 188,447 shares owned of record by the Mas Family Foundation, a Florida not-for-profit corporation (the "Family Foundation"); 199,199 shares covered by options exercisable within 60 days of December 31, 1999; and 100,157 shares owned of record individually. Mr. Mas disclaims beneficial ownership of the shares held by the Family Partnership except to the extent of his pecuniary interest therein, and disclaims beneficial ownership of all of the shares owned by the Family Foundation.
(4) Mr. Mas will borrow 125,000 shares of the common stock he is offering from Jorge Mas Holdings. Mr. Mas will be obligated to repay the borrowing by delivering to Jorge Mas Holdings shares of our common stock equal in number to the borrowed shares five days after demand by Jorge Mas Holdings; and, upon demand, Jorge Mas Holdings will receive from Mr. Mas amounts equal to dividends and other distributions on the borrowed shares. Jorge Mas Holdings may from time to time demand a pledge of collateral by Mr. Mas to secure his obligations to repay the borrowed shares to Jorge Mas Holdings.
(5) The amounts shown include shares covered by options exercisable within 60 days of December 31, 1999 as follows: Joel-Tomas Citron, 222,341 shares; Eliot C. Abbott, 39,417 shares; Arthur B. Laffer, 36,667 shares; Jose S. Sorzano, 41,167 shares; Carmen M. Sabater 18,500 shares; Jose Sariego, 12,266 shares; and Arlene Vargas 1,000 shares.
(6) American Express Company ("AMEX"), American Express Financial Advisors ("AMEXFA") and Growth Portfolio ("GP") filed a Schedule 13G dated December 31, 1998 with the SEC reporting beneficial ownership of more than 5% of our Common Stock. As reported in the Schedule 13G, GP possesses sole voting power over 1,800,000 shares and AMEX and AMEXFA possess shared voting power over 379,750 shares. As reported in the Schedule 13G, AMEX and AMEXFA possess shared dispositive power over 2,179,750 shares, over 1,800,000 of which GP also possesses shared dispositive power.

                         DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.10 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. As of December 31, 1999 we had 28,232,729 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.


COMMON STOCK

     Each share of our common stock entitles its owner to one vote on all matters submitted to a vote of our shareholders. The holders of our common stock are entitled to receive dividends, when, as and if declared by our Board of Directors, in its discretion, from funds legally available for the payment of dividends. If we liquidate or dissolve, the owners of our common stock will be entitled to share proportionately in our assets, if any, legally available for distribution to shareholders, but only after we have paid all of our debts and liabilities.

     Our common stock has no preemptive rights and no subscription, redemption or conversion privileges and it is not subject to any further calls or assessments by us. Our common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of our common stock voting for the election of directors can elect all members of our Board of Directors eligible for election in any year. See "--Florida law and provisions of our Articles of Incorporation and By-Laws--Classified Board of Directors and related provisions." A majority vote is also sufficient for other actions that require the vote or concurrence of shareholders.

     Currently, Jorge Mas, our Chairman, and other members of his family beneficially own approximately 49% of the outstanding shares of our common stock. They have the power to control our management and affairs. Upon the completion of this offering, Mr. Mas and his family members will still own more than 45% of the outstanding shares of our common stock. Accordingly, they will remain in a position to effectively:

   /bullet/ control the vote of most matters submitted to our shareholders, including any merger, consolidation or sale of all or substantially all of our assets;

   /bullet/ elect all of the members of our Board of Directors;

   /bullet/ prevent or cause a change in our control; and

   /bullet/ decide whether we will issue additional common stock or other securities or declare dividends.

     The Mas family's ability to exercise significant control over us may discourage, delay or prevent a takeover attempt that you might consider in your best interest and that might result in you receiving a premium for your common stock.

     All of the outstanding shares of our common stock are, and the shares of our common stock which we are offering by this prospectus will be, when issued and paid for, fully paid and nonassessable.

     The transfer agent and registrar for our common stock is First Union National Bank of North Carolina.

PREFERRED STOCK

     Our Articles of Incorporation authorize our Board of Directors to

   /bullet/ issue preferred stock in one or more series,

   /bullet/ establish the number of shares to be included in each such series and

   /bullet/ fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions on those shares.

     The Board of Directors may establish a class or series of preferred stock with preferences, powers and rights (including voting rights) senior to the rights of the holders of our common stock. If we issue any of our preferred stock it may have the effect of delaying, deferring or preventing a change in our control.

MATERIAL PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BY-LAWS

     Our Articles of Incorporation and our By-Laws contain material provisions that may make the acquisition of control of us more difficult.

     BUSINESS COMBINATIONS. Our Articles of Incorporation contain material provisions which may make it more difficult for a person or entity that is the holder of more than 10% of our outstanding voting stock to force us to approve a "business combination." For purposes of this discussion, a "business combination" includes any:

   /bullet/ merger or consolidation of us with or into another corporation,

   /bullet/ sale or lease of all or any substantial part of our property and assets or

   /bullet/ issuance of our securities in exchange for sale or lease to us of property and assets having an aggregate fair market value of $1 million or more.

     Our Articles of Incorporation require at least 80% of the voting power of all of our outstanding shares entitled to vote in the election of directors, voting together as a single class, to vote in favor of a business combination proposed by any holders of more than 10% of our outstanding voting stock in order for that transaction to be approved. This voting requirement is not applicable to business combinations if either:

   /bullet/ our Board of Directors has approved a memorandum of understanding with the other corporation with respect to the transaction prior to the time that the other corporation became a holder of more than 10% of our outstanding voting stock or

   /bullet/ the transaction is proposed by a corporation of which we are the majority owner.

     CLASSIFIED BOARD OF DIRECTORS AND RELATED PROVISIONS. Our By-Laws provide that the number of our directors will be established from time to time by a majority vote of our Board of Directors and our shareholders. Our By-Laws also provide that our Board of Directors will be divided into three classes of directors, with each class having a number as nearly equal as possible and that directors will serve for staggered three-year terms. As a result, one-third of our Board of Directors will be elected each year. These classified board provision could prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of the Board of Directors until the second annual shareholders meeting following the date the acquirer obtains its controlling interest.

     Our shareholders may remove any of our directors or our entire Board of Directors if the votes in favor of removal constitute at least a majority of all of our outstanding voting stock entitled to vote. However, our By-Laws also provide that our shareholders may only remove our directors for "cause" and only by a vote at a meeting which is called for the purpose of removing the director or directors. The By-Laws define "cause" as failing to substantially perform his duties to us (other than as a result of physical or mental disability) or willfully engaging in gross misconduct injurious to us. If there is a vacancy on our Board of Directors either a majority of our remaining directors or our shareholders may fill the vacancy.

     SHAREHOLDER ACTION BY WRITTEN CONSENT. Our By-Laws provide that any actions which our shareholders may take at a shareholders' meeting can be taken by written consent in lieu of a meeting.

In order to effect a shareholder action by written consent in lieu of a meeting holders of our outstanding stock having at least the minimum number of votes that would be necessary to authorize the action at a shareholders' meeting must sign a written consent which states the action to be taken. If our shareholders take any action by written consent in lieu of a meeting we must notify all of our shareholders that did not consent to the action in writing within 10 days after receiving the written consent and describe the action to them.

     INDEMNIFICATION. Our Articles of Incorporation and By-Laws provide that we will indemnify each of our directors and officers to the fullest extent permitted by law. Our By-Laws permit us to purchase insurance on behalf of our directors, officers, employees and agents against liabilities that they may incur in those capacities, whether or not we would have the power to indemnify them against such liabilities.

         MATERIAL UNITED STATES TAX CONSEQUENCES FOR NON-U.S. INVESTORS

INTRODUCTION

     The following is a summary of material United States federal tax consequences to non-U.S. investors of owning and disposing of common stock. In this summary, "non-U.S. investor" means:

   /bullet/ a nonresident alien individual,

   /bullet/ a foreign corporation,

   /bullet/ a nonresident alien fiduciary of a foreign estate or trust or

   /bullet/ a foreign partnership, one or more members of which is, for U.S.
     tax purposes, a nonresident alien individual, a foreign corporation, or a nonresident alien fiduciary of a foreign estate or trust.

     This summary does not address all of the federal tax considerations that may be relevant to you in light of your particular circumstances and also does not discuss any state, local or foreign tax. This summary is based on current provisions of the Internal Revenue Code, Treasury regulations, judicial opinions, published positions of the Internal Revenue Service (the "IRS") and other applicable authorities. These authorities are all subject to change, possibly with retroactive effect. If you are considering buying common stock, you should consult your tax advisor with respect to the current and future tax consequences of investing in the common stock.

DISTRIBUTIONS

     If distributions are paid on the shares of our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and then will constitute a return of capital that is applied against your basis in the common stock to the extent these distributions exceed those earnings and profits. To the extent a distribution, which is not a dividend, exceeds your basis in the common stock, it shall be treated as gain from the sale or exchange of common stock.

     Dividends paid to a non-U.S. investor generally will be subject to withholding of federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To receive a reduced treaty rate, you must furnish to us or our paying agent a completed IRS Form 1001 or W-8BEN (or substitute form) certifying that you qualify for a reduced rate. Dividends that are effectively connected with the conduct of a trade or business within the United States or, if a treaty applies, attributable to a permanent establishment within the United States, will be exempt if you provide us with an IRS Form 4224 or IRS Form W-8ECI (or substitute form). Dividends exempt from withholding because they are effectively connected or attributable to a permanent establishment will instead be taxed at ordinary federal income tax rates on a net income basis. Further, if the non-U.S. investor is a corporation, this effectively connected dividend income may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Under current Treasury regulations, dividends paid before January 1, 2001 to an address outside the United States are presumed to be paid to a resident of the country of address, unless the payer has knowledge to the contrary for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, for dividends paid after December 31, 2000, this presumption is eliminated.

SALE OR OTHER DISPOSITION OF COMMON STOCK

     A non-U.S. investor generally will not be subject to federal income tax on any gain recognized on the sale or other disposition of common stock, except in the following circumstances:

(1) The gain will be subject to federal income tax if it is effectively connected with a trade or business of the non-U.S. investor within the United States or, if a treaty applies, is attributable to a permanent establishment. Unless an applicable treaty provides otherwise, the non-U.S. investor will be taxed on its net gains derived from the sale under regular graduated U.S. federal income tax rates. If the non-U.S. investor is a foreign corporation, it may be subject to an additional branch profits tax.

(2) The gain will be subject to federal income tax if the non-U.S. investor is an individual who holds the common stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and certain other conditions are met.

(3) The gain may be subject to federal income tax pursuant to federal income tax laws applicable to certain expatriates.

(4) The gain may be subject to federal income tax if we are or have been within the shorter of the five-year period preceding such disposition or the period the non-U.S. investor held the common stock a "United States real property holding corporation" and the non-U.S. investor held, at any time during the five-year period ending on the date of disposition (or, of shorter, the non-U.S. investor's holding period), more than 5 percent of the outstanding common stock. We believe that we will not constitute a United States real property holding corporation immediately after the offering and do not expect to become a United States real property holding corporation; however, we can give no assurance in this regard.

     An individual non-U.S. holder described in clause 1 above will be taxed on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in clause 2 above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States capital losses, notwithstanding the fact that the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under clause 1 above, it will be taxed on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Internal Revenue Code for the taxable year, as adjusted for specified items, unless it qualifies for a lower rate under an applicable income tax treaty.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Under current law, backup withholding is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements. United States backup withholding tax generally will not apply to dividends paid before January 1, 2001 to a non-U.S. investor at an address outside the United States, or to dividends paid after December 31, 2000 if the non-U.S. investor certifies that it is a non-U.S. investor on an IRS Form W-8BEN or otherwise establishes an exemption. We must report annually to the IRS and to each non-U.S. investor the amount of dividends paid to such investor and the amount, if any, of tax withheld with respect to such dividends. This information may also be made available to the tax authorities in the non-U.S. investor's country of residence.

     Payment of the proceeds of a sale of common stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that is a non-U.S. holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, the broker is, for United States federal income tax purposes, a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for specified periods from the conduct of a trade or business in the United States, the payments will be subject to information reporting, but not backup withholding, unless:

   /bullet/ the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and other conditions are met; or

   /bullet/ the beneficial owner otherwise establishes an exemption.

FEDERAL ESTATE TAXES

     Common stock owned or treated as owned by an individual who is not a citizen or a "resident," which is specifically defined for federal estate tax purposes, of the United States at the time of death, will be included in such individual's gross estate for federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                 UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the respective number of shares of common stock set forth opposite their names. Morgan Stanley & Co. Incorporated, Jefferies & Company, Inc. and Morgan Keegan & Company, Inc., are acting as U.S. representatives for the U.S. underwriters named below, and Morgan Stanley & Co. International Limited, Jefferies International Limited and Morgan Keegan & Company, Inc., are acting as international representatives for the international underwriters named below.


NAME                                                     NUMBER OF SHARES
-----------------------------------------------------   -----------------
U.S. Underwriters:
 Morgan Stanley & Co. Incorporated ..................
 Jefferies & Company, Inc. ..........................
 Morgan Keegan & Company, Inc. ......................
  Subtotal ..........................................       2,000,000
                                                            ---------
International Underwriters:
 Morgan Stanley & Co. International Limited .........
 Jefferies International Limited ....................
 Morgan Keegan & Company, Inc. ......................
  Subtotal ..........................................         500,000
                                                            ---------
    Total ...........................................       2,500,000
                                                            =========


     The U.S. underwriters and the international underwriters, are referred to as the "underwriters," and the U.S. representatives and the international representatives are referred to as the "representatives." The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby (other than those covered by the U.S. underwriters' over-allotment option described below) if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

     Pursuant to the agreement between the U.S. and international underwriters, each U.S. underwriter has represented and agreed that, with certain exceptions:

   /bullet/ it is not purchasing any shares (as defined herein) for the account of anyone other than a United States or Canadian person (as defined herein); and

   /bullet/ it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares outside the United States or Canada or to anyone other than a United States or Canadian person.

     Pursuant to the agreement between the U.S. and the international underwriters, each international underwriter has represented and agreed that, with certain exceptions:

   /bullet/ it is not purchasing any shares for the account of any United
     States or Canadian person; and

   /bullet/ it has not offered or sold, and will not offer or sell, directly or indirectly, any shares or distribute any prospectus relating to the shares in the United States or Canada or to any United States or Canadian person.

     With respect to any underwriter that is a U.S. underwriter and an international underwriter, the representations and agreements above (i) made by it in its capacity as a U.S. underwriter apply only to it in its capacity as a U.S. underwriter and (ii) made by it in its capacity as an international underwriter apply only to it in its capacity as an international underwriter. The limitations above do not apply to stabilization transactions or to certain other transactions specified in the agreement between the U.S. and international underwriters. "United States or Canadian person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision of either country (other than a branch located outside the United States and Canada of any United States or Canadian person). These terms also include any United States or Canadian branch of a person who is otherwise not a United States or Canadian person. All shares of common stock to be purchased by the underwriters under the underwriting agreement are referred to herein as the "shares."

     Pursuant to the agreement between the U.S. and international underwriters, sales may be made between the U.S. underwriters and international underwriters of any number of shares as they may agree on. The per share price of any shares sold shall be the public offering price set forth on the cover page of this prospectus, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Each U.S. underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in violation of Canadian securities laws. Each U.S. underwriter has represented that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. underwriter has further agreed to send to any dealer who purchases any of the shares from it a notice stating that, by purchasing such shares, such dealer represents that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in violation of Canada's securities laws. Each dealer also represents that any offer or sale of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each of these dealers will deliver to any other dealer to whom it sells any of such shares a notice containing substantially the same statement as is contained in this sentence.

     Pursuant to the agreement between the U.S. and international underwriters, each international underwriter has represented and agreed that:

   /bullet/ it has not offered or sold and, prior to the date six months after the closing date for the sale of the shares to the international underwriters, will not offer or sell, any shares to persons in the United Kingdom except to persons whose ordinary activities include acquiring, holding, managing or disposing investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

   /bullet/ it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom; and

   /bullet/ it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on.

     Each international underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, in Japan or to or for the account of any resident of Japan, any of the shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese international underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law.

     Each international underwriter has also agreed to send to any such dealer a notice stating that, by purchasing the shares, the dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such shares in Japan or to or for the account of any resident thereof except for offers or sales to Japanese international underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each of these dealers will send to any other dealer to whom it sells any of those shares a notice containing substantially the same statement as is contained in this sentence.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $     a share under the public offering price. Any
underwriter may allow, and the dealers may reallow, a concession not in excess
of $     a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     The selling shareholder has granted to the U.S. underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 375,000 additional shares of common stock at the public offering price, less underwriting discounts and commissions. The U.S. underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent this option is exercised, each U.S. underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of those additional shares of common stock as the number set forth next to it in the preceding table bears to the total number of shares of common stock set forth next to the names of all U.S. underwriters in the preceding table. If the U.S. underwriters' option is exercised in full, the
total price to the public would be $     , the total underwriters' discounts
and commissions would be $     , the total proceeds to the selling shareholder
would be $     and the total proceeds to us would be unchanged.

     Our common stock is listed on the New York Stock Exchange under the symbol "MTZ" and we have applied to the New York Stock Exchange to have the shares of our common stock that we will issue in the offering listed there subject to official notice of issuance.

     Each of the selling shareholder, us and our directors, executive officers and certain of our other shareholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 90 days after the date of this prospectus:

   /bullet/ offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

   /bullet/ enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of our common stock.

   The restrictions described in the previous paragraph do not apply to:

   /bullet/ the sale of shares to the underwriters;

   /bullet/ the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

   /bullet/ any private placement of shares of common stock to a strategic investor who agrees to be bound by the restrictions above;

   /bullet/ the issuance by us of shares of our common stock as consideration for the purchase by us of any business or assets; or

   /bullet/ transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering.

     To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.


     It is anticipated that Morgan Stanley Dean Witter Online, Inc. ("MSDW Online"), an affiliate of Morgan Stanley Dean Witter, may be a member of the syndicate and engage in electronic offers, sales and distribution of the shares being offered.

     MSDW Online uses the following procedures in electronic distribution of securities. MSDW Online delivers the preliminary prospectus and any amendments by posting electronic versions of such documents on its web site. Such documents are delivered only to those customers who have agreed to accept Internet delivery of the prospectus and any amendments thereto as indicated on both the customer's Qualification Questionnaire and the customer's General Expression of Interest Form. In addition to delivery through its web site, MSDW Online delivers a final paper copy of the prospectus to each purchaser by mail.


     The electronic version of the prospectus is identical to the electronic version of the prospectus that the Company files via EDGAR, except that the format matches that of the paper prospectus. There are no links leading from the electronic version of the prospectus posted on the MSDW Online web site to other web sites.

     MSDW Online follows the following procedures for opening all account and transacting trades in securities regardless of the type of transaction that a customer is interested in executing:

   /bullet/ Each potential customer must complete an account application and open the account with at least $2,000 cash or with securities with a fair market value of at least $2,000.

   /bullet/ Once the account is opened, the customers may transact their trades (1) over the Internet, (2) through a touch-tone phone or (3) over the phone through a registered representative.

   /bullet/ Customers may make their trades only with cash balances in their account or on margin.

     MSDW Online follows specific procedures to allow customers to place an indication of interest in a public offering. It requires its customers to have funds in their account (unless securities are permissible to be purchased on margin) on the trade date for any security transaction. Any customer who expresses an interest in an offering is required to complete a Qualification Questionnaire and a General Indication of Interest on a deal by deal basis. In addition, each qualified MSDW Online customer must reconfirm his or her interest in the offering after final pricing and effectiveness of the registration statement or he or she will not be eligible to receive shares in the offering.


     The selling shareholder, the underwriters and us have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     From time to time, Morgan Stanley & Co. Incorporated, Jefferies & Company, Inc. and Morgan Keegan & Company, Inc. have provided, and continue to provide, investment banking services to us for which they have received customary fees and commissions.

                                 LEGAL MATTERS


     The validity of the shares we are offering will be passed upon for us by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Miami, Florida. The validity of the shares we are offering will be passed upon for the underwriters by Shearman & Sterling, New York, New York.


                                    EXPERTS

     The audited financial statements included in this Prospectus, except as they relate to Sintel, S.A., have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to Sintel, S.A., by Arthur Andersen, independent accounts, whose reports on them appear elsewhere in this Prospectus. We have included our financial statements in this Prospectus in reliance on the reports of our independent accountants given on their authority as experts in auditing and accounting.

               WHERE YOU CAN FIND MORE INFORMATION ABOUT MASTEC


     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the reports, statements and other information that we file, at the SEC's Public Reference Room at 450 Fifth Street, N.W., in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on their Public Reference Room. Our SEC filings are also available from the New York Stock Exchange, from commercial document retrieval services and from the internet site maintained by the SEC at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" in this prospectus the information that we file with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. In addition, information that we file with the SEC after the date of this prospectus will update and supersede the information in this prospectus and incorporated filings. Our later filings will be considered to be included in this prospectus.

     The documents which we incorporate by reference consist of the documents listed below and any future filings which we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended:


   /bullet/ Our annual report on Form 10-K for the year ended December 31, 1999.


   /bullet/ Our definitive proxy statement dated April 14, 1999 and filed on April 7, 1999.


   /bullet/ Our current report on Form 8-K dated May 29, 1998.


     We will provide you with a copy of any document incorporated by reference without charge. Direct your request for copies to:

                MasTec, Inc.
                3155 N.W. 77th Avenue
                Miami, Florida 33122-1205
                Attention: Corporate Secretary
                (305) 406-1813

     For information about us, you should rely only on the information contained in this prospectus or incorporated in this prospectus by reference. We have not authorized anyone else to provide you with information other than this prospectus or to make representations as to matters not stated in this prospectus. If anyone else has provided you with different information, you should not rely on it.

     We will update this information by means of supplemental or revised prospectuses, and, as described above, by the future filing of our reports with the SEC. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that offer or sale would not be permitted.

                                 MASTEC, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                          NUMBER
                                                                         -------
Reports of Independent Certified Public Accountants ..................      F-2

Consolidated Statements of Operations
  for the Years Ended December 31, 1997, 1998 and 1999 ...............      F-4

Consolidated Balance Sheets as of December 31, 1998 and 1999 .........      F-5

Consolidated Statement of Changes in Shareholders' Equity
  for the Years Ended December 31, 1997, 1998 and 1999 ...............      F-6

Consolidated Statements of Cash Flows
  for the Years Ended December 31, 1997, 1998 and 1999 ...............      F-7

Notes to Consolidated Financial Statements ...........................     F-10

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and
     Shareholders of MasTec, Inc.:

In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of MasTec, Inc. and its subsidiaries ("MasTec") at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles. These consolidated financial statements are the responsibility of MasTec's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Sintel, S.A., a wholly-owned subsidiary until December 31, 1998 which statements reflect total revenues of $207.2 million and $207.6 million for the years ended December 31, 1997 and 1998, respectively. Those statements, prior to adjustment, were audited by other auditors whose report dated March 31, 1999 expressed a qualified opinion thereon. The other auditor's report has been furnished to us, and our opinion expressed herein, insofar as it relates to amounts included for Sintel, S.A., except for the adjustment, which results from the matter noted in the qualification of the other auditor's report and is described in the following paragraph, is based solely on the report of the other auditors. We conducted our audits of the consolidated financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.

As discussed in Note 2, for purposes of inclusion in the consolidated financial statements, MasTec adjusted the financial statements of Sintel, S.A., a wholly-owned subsidiary until December 31, 1998, to correct for the effect of the improper reversal of a reserve for employee severance. We have audited the adjustment to the Sintel, S.A. financial statements. In our opinion, such adjustment is and has been properly applied to the financial statements of Sintel, S.A. for the year ended December 31, 1998 for purposes of inclusion in the 1998 MasTec consolidated financial statements.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Miami, Florida

January 26, 2000

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
     Sistemas e Instalaciones de Telecomunicacion, S.A. (Sintel)

     1. We have audited the consolidated balance sheet of SINTEL, S.A. and subsidiaries ("Sintel") as of December 31, 1998 and 1997 and the related consolidated statements of income and the accompanying notes, all expressed in Spanish pesetas which are not included herein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     2. We conducted our audits in accordance with generally accepted auditing standards in Spain which are substantially consistent with those in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     3. The framework agreement entered into with Telefonica de Espana, S.A., whereby the latter guaranteed a minimum level of purchases from the Controlling Company, expired on December 31, 1998. In view of this situation, the Controlling Company is implementing a strategy consisting of the internal rationalization of its operating structure and the expansion and diversification of its production activities in Spain and Latin America, as discussed in Note 1.

     4. In relation to what is described in the previous paragraph, in 1998 the Controlling Company restructured its operations which gave rise to an extraordinary expense of Ptas. 1,810 million for indemnities to terminated employees. In view of the extraordinary nature of this restructuring, the Controlling Company's directors considered it appropriate to offset a portion of this cost and reversed Ptas. 1,001 million of voluntary reserves with a credit to income for the year. The recording of this transaction is detailed in Notes 10 and 18. Although the use of voluntary reserves is unrestricted for the Shareholder's Meeting, Spanish accounting regulations do not provide for the reversal of this reserve and consequent recording as extraordinary revenues for 1998. Therefore, under generally accepted accounting principles, net income for the year should be reduced, and voluntary reserves should be increased, by Ptas. 1,001 million. However, this matter does not change the total balance of consolidated shareholder's equity as of December 31, 1998.

     5. In our opinion, except as described in paragraphs 3 and 4 above, the consolidated financial statements referred to above present fairly, in all materials respects the consolidated financial position of SINTEL, S.A. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations for the years then ended, in conformity with generally accepted accounting principles in Spain.

     6. Further, in our opinion, the reconciliation of consolidated net income for each of the two years in the period ended December 31, 1998 and shareholders' equity as of December 31, 1998 and 1997 presented in Note 21 and
Note 22 to the 1998 and 1997 consolidated financial statements, respectively, which reconciles net income and shareholders' equity , as shown in the consolidated financial statements, to net income, as determined in accordance with generally accepted accounting principles in the United States, presents fairly the information shown therein on a consistent basis.

/s/ ARTHUR ANDERSEN

Arthur Andersen
Madrid, Spain

March 31, 1999

                                 MASTEC, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                            YEAR ENDED DECEMBER 31,
                                                                  -------------------------------------------
                                                                      1997           1998            1999
                                                                  -----------   -------------   -------------
Revenue .......................................................    $659,439      $1,048,922      $1,059,022
Costs of revenue ..............................................     495,840         803,112         803,799
Depreciation and amortization .................................      23,855          43,313          56,148
Non-recurring charge ..........................................          --          33,765              --
General and administrative expenses ...........................      82,261         140,472          91,898
                                                                   --------      ----------      ----------
 Operating income .............................................      57,483          28,260         107,177
Interest expense ..............................................      11,541          29,580          26,673
Interest income ...............................................       1,783           9,093           9,398
Other income (expense), net ...................................       8,332          (5,155)        (10,092)
                                                                   --------      ----------      ----------
Income before provision for income taxes, equity in earnings of
  unconsolidated companies and minority interest ..............      56,057           2,618          79,810
Provision for income taxes ....................................      20,944          12,550          33,266
Equity in earnings of unconsolidated companies ................       2,897           1,906             ---
Minority interest .............................................      (3,346)         (5,889)         (1,818)
                                                                   --------      ----------      ----------
Net income (loss) .............................................    $ 34,664      $  (13,915)     $   44,726
                                                                   ========      ==========      ==========
Basic weighted average common shares outstanding ..............      26,460          27,489          27,809
Basic earnings (loss) per share ...............................    $   1.31      $    (0.51)     $     1.61
Diluted weighted average common shares outstanding ............      27,019          27,489          28,416
Diluted earnings (loss) per share .............................    $   1.28      $    (0.51)     $     1.57

      The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.

                          CONSOLIDATED BALANCE SHEETS
                                (IN THOUSANDS)

                                                                             DECEMBER 31,
                                                                      ---------------------------
                                                                          1998           1999
                                                                      ------------   ------------
                     ASSETS
Current assets:
 Cash and cash equivalents ........................................     $ 19,864      $  27,635
 Accounts receivable, unbilled revenue and retainage, net .........      279,015        251,576
 Inventories ......................................................        9,393         14,264
 Assets held for sale .............................................       57,238         65,752
 Other current assets .............................................       59,601         34,634
                                                                        --------      ---------
   Total current assets ...........................................      425,111        393,861
Property and equipment, net .......................................      137,382        153,527
Investments in unconsolidated companies ...........................        5,886          5,893
Intangibles, net ..................................................      140,461        151,556
Other assets ......................................................       23,381         23,572
                                                                        --------      ---------
   Total assets ...................................................     $732,221      $ 728,409
                                                                        ========      =========

             LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
 Current maturities of debt .......................................     $ 11,143      $  12,200
 Accounts payable and accrued expenses ............................       84,372         74,408
 Other current liabilities ........................................       74,771         71,882
                                                                        --------      ---------
   Total current liabilities ......................................      170,286        158,490
                                                                        --------      ---------
Other liabilities .................................................       46,973         45,628
                                                                        --------      ---------
Long-term debt ....................................................      310,689        267,458
                                                                        --------      ---------
Commitments and contingencies (Note 11)
Shareholder's equity:
 Common stock .....................................................        2,738          2,823
 Capital surplus ..................................................      149,479        168,799
 Retained earnings ................................................       56,477        101,203
 Foreign currency translation adjustments .........................       (4,421)       (15,992)
                                                                        --------      ---------
   Total shareholders' equity .....................................      204,273        256,833
                                                                        --------      ---------
   Total liabilities and shareholders' equity .....................     $732,221      $ 728,409
                                                                        ========      =========

      The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                (IN THOUSANDS)

                                             COMMON STOCK
                                         ---------------------   CAPITAL     RETAINED
                                           SHARES     AMOUNT     SURPLUS     EARNINGS
                                         ---------- ---------- ----------- ------------
Balance December 31, 1996 ..............   26,435     $2,643    $ 149,083   $  35,728
Net income .............................                                       34,664
Foreign currency translation
 adjustment ............................
Stock issued from treasury for stock
 options exercised .....................                              206
Tax benefit resulting from stock
 option plan ...........................                            1,538
Stock issued for acquisitions ..........    1,621        162       76,219
Stock issued from treasury for an
 acquisition ...........................                            4,479
Stock issued for stock dividend
 from treasury .........................                          (75,802)
Stock issued from treasury .............                            3,007
                                           ------     ------    ---------   ---------
Balance December 31, 1997 ..............   28,056      2,805      158,730      70,392
Retirement of treasury stock ...........     (476)       (47)      (4,717)
                                           ------     ------    ---------   ---------
Balance December 31, 1997 ..............   27,580      2,758      154,013      70,392
Net loss ...............................                                      (13,915)
Foreign currency translation
 adjustment ............................
Stock issued, primarily for
 acquisitions and stock options
 exercised .............................      469         47        8,721
Tax benefit resulting from stock
 option plan ...........................                              403
Repurchase of common stock .............     (667)       (67)     (13,658)
                                           ------     ------    ---------   ---------
Balance December 31, 1998 ..............   27,382      2,738      149,479      56,477
Net income .............................                                       44,726
Foreign currency translation
 adjustment ............................
Stock issued, primarily for
 acquisitions and stock options
 exercised .............................      851         85       17,387
Tax benefit resulting from stock
 option plan ...........................                            1,933
                                           ------     ------    ---------   ---------
Balance December 31, 1999 ..............   28,233     $2,823    $ 168,799   $ 101,203
                                           ======     ======    =========   =========

                                            FOREIGN                                ACCUMULATED
                                            CURRENCY                                  OTHER
                                          TRANSLATION     TREASURY                COMPREHENSIVE
                                          ADJUSTMENTS      STOCK        TOTAL        INCOME
                                         ------------- ------------- ----------- --------------
Balance December 31, 1996 ..............   $    (802)    $ (83,148)   $ 103,504    $   34,926
Net income .............................                                 34,664        34,664
Foreign currency translation
 adjustment ............................      (2,664)                    (2,664)       (2,664)
Stock issued from treasury for stock
 options exercised .....................                       979        1,185            --
Tax benefit resulting from stock
 option plan ...........................                                  1,538            --
Stock issued for acquisitions ..........                                 76,381            --
Stock issued from treasury for an
 acquisition ...........................                     1,603        6,082            --
Stock issued for stock dividend
 from treasury .........................                    75,802                         --
Stock issued from treasury .............                                  3,007            --
                                           ---------     ---------    ---------    ----------
Balance December 31, 1997 ..............      (3,466)       (4,764)     223,697        66,926
Retirement of treasury stock ...........                     4,764           --            --
                                           ---------     ---------    ---------    ----------
Balance December 31, 1997 ..............      (3,466)           --      223,697        66,926
Net loss ...............................                                (13,915)      (13,915)
Foreign currency translation
 adjustment ............................        (955)                      (955)         (955)
Stock issued, primarily for
 acquisitions and stock options
 exercised .............................                                  8,768            --
Tax benefit resulting from stock
 option plan ...........................                                    403            --
Repurchase of common stock .............                                (13,725)           --
                                           ---------     ---------    ---------    ----------
Balance December 31, 1998 ..............      (4,421)           --      204,273        52,056
Net income .............................                                 44,726        44,726
Foreign currency translation
 adjustment ............................     (11,571)                   (11,571)      (11,571)
Stock issued, primarily for
 acquisitions and stock options
 exercised .............................                                 17,472            --
Tax benefit resulting from stock
 option plan ...........................                                  1,933            --
                                           ---------     ---------    ---------    ----------
Balance December 31, 1999 ..............   $ (15,992)    $      --    $ 256,833    $   85,211
                                           =========     =========    =========    ==========

         The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.

                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                (IN THOUSANDS)

                                                                                     YEAR ENDED DECEMBER 31,
                                                                           -------------------------------------------
                                                                               1997            1998           1999
                                                                           ------------   -------------   ------------
Cash flows from operating activities:
 Net income (loss) .....................................................    $  34,664      $  (13,915)     $  44,726
 Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
  Depreciation and amortization ........................................       23,855          43,313         56,148
  Minority interest ....................................................        3,346           5,889          1,818
  Equity in earnings of unconsolidated companies .......................       (2,897)         (1,906)            --
  Deferred tax (benefit) expense .......................................       (4,991)          6,974         (1,961)
  (Gain) loss on sale or write-down of assets ..........................       (6,848)          8,918          9,798
  Changes in assets and liabilities net of effect of acquisitions and divestitures:
   Accounts receivable, unbilled revenue and retainage, net ............      (28,809)        (34,942)         5,707
   Inventories and other current assets ................................           64         (16,759)           564
   Other assets ........................................................      (10,889)        (27,341)        (1,946)
   Accounts payable and accrued expenses ...............................        5,348          (2,017)        (2,858)
   Other current liabilities ...........................................        7,326          13,385          5,653
   Other liabilities ...................................................       (4,988)          4,548          2,486
                                                                            ---------      ----------      ---------
Net cash provided by (used in) operating activities ....................       15,181         (13,853)       120,135
                                                                            ---------      ----------      ---------
Cash flows from investing activities:
 Capital expenditures ..................................................      (21,534)        (76,445)       (69,507)
 Cash paid for acquisitions and contingent consideration, net of
   cash acquired .......................................................      (45,606)        (75,745)       (18,706)
 Investments in unconsolidated companies, net of distributions .........       (1,234)        (13,384)       (25,528)
 Repayment (advances) of notes receivable, net .........................        1,345         (18,667)        15,667
 Net proceeds from sale of assets ......................................       29,628           5,600         27,791
                                                                            ---------      ----------      ---------
Net cash used in investing activities ..................................      (37,401)       (178,641)       (70,283)
                                                                            ---------      ----------      ---------
Cash flows from financing activities:
 Proceeds (repayments) from revolving credit facilities, net ...........       57,328           5,032        (45,384)
 Proceeds from senior notes ............................................           --         199,724             --
 Other borrowings ......................................................       19,936          35,106             --
 Debt repayments .......................................................      (59,059)        (17,946)            --
 Proceeds from issuance of common stock ................................        6,264           3,779          6,593
 Stock repurchased .....................................................           --         (13,725)            --
 Financing costs .......................................................         (587)         (4,993)            --
                                                                            ---------      ----------      ---------
Net cash provided by (used in) financing activities ....................       23,882         206,977        (38,791)
                                                                            ---------      ----------      ---------
Net increase in cash and cash equivalents ..............................        1,662          14,483         11,061
Net effect of translation on cash ......................................         (353)           (682)        (3,290)
Cash and cash equivalents--beginning of period .........................        4,754           6,063         19,864
                                                                            ---------      ----------      ---------
Cash and cash equivalents--end of period ...............................    $   6,063      $   19,864      $  27,635
                                                                            =========      ==========      =========
Supplemental disclosures of cash flow information:
Cash paid during the period for:
 Interest ..............................................................    $   8,727      $   21,795      $  25,510
                                                                            =========      ==========      =========
 Income taxes ..........................................................    $  10,377      $    6,593      $   9,726
                                                                            =========      ==========      =========

                                                                     (CONTINUED)

      The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.

                                (IN THOUSANDS)

Supplemental disclosure of non-cash investing and financing activities:

                                            YEAR ENDED
                                           DECEMBER 31,
                                               1998
                                          -------------
Disposal of Sintel:
 Accounts receivable ..................     $137,214
 Inventories ..........................        2,774
 Other current assets .................       37,722
 Property and equipment ...............       17,251
 Other assets .........................        2,825
                                            --------
  Total non-cash assets ...............      197,786
                                            --------
Liabilities ...........................      109,448
Long-term debt ........................       25,013
                                            --------
  Total disabilities ..................      134,461
                                            --------
Net non-cash assets sold ..............       63,325
Cash ..................................        2,234
Investment retained ...................       (4,072)
                                            --------
Fair value of net assets sold .........       61,487
Net loss on sale ......................       (9,222)
                                            --------
Sales price ...........................     $ 52,265
                                            ========
Assumption of debt ....................       25,013
Seller financing ......................       27,252
                                            --------
Sales price ...........................     $ 52,265
                                            ========

                                                                     (CONTINUED)

      The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.

     In 1997, we issued 1.6 million shares of common stock for domestic acquisitions, of which 0.25 million shares were issued from treasury stock at a cost of approximately $1.6 million.

     In 1997, we converted a note receivable and accrued interest thereon totaling $29.0 million into stock of Conecel.

     In 1998, we issued approximately 0.16 million shares of common stock primarily as payment for contingent consideration related to 1997 acquisitions. In addition, we issued approximately 0.1 million shares as bonuses to certain employees and fees to directors.

     In 1997, we completed certain acquisitions which have been accounted for as purchases. The fair value of the net assets acquired totaled $139.8 million and was comprised primarily of $44.0 million of accounts receivable, $27.5 million of property and equipment, $7.8 million of other assets and $3.3 million in cash, offset by $40.8 million of assumed liabilities. The excess of the purchase price over the net assets acquired was $98.1 million and was allocated to goodwill. The acquisitions were made in the form of cash and stock.

     In 1998, we completed certain acquisitions which have been accounted for as purchases. The fair value of the net assets acquired totaled $91.4 million and was comprised primarily of $35.2 million of accounts receivable $27.2 million of property and equipment, $8.0 million of other assets and $5.0 million in cash, offset by $39.2 million of assumed liabilities. The excess of the purchase price over the net assets acquired was $55.3 million and was allocated to goodwill.

     In 1999, we completed certain acquisitions which have been accounted for as purchases. The fair value of the net assets acquired totaled $3.5 million and was comprised primarily of $7.0 million of accounts receivable, $2.4 million of property and equipment, $0.68 million of other assets and $0.27 million in cash, offset by $6.6 million of assumed liabilities. The excess of the purchase price over the fair value of net assets acquired was $7.4 million and was allocated to goodwill. We also issued 0.53 million shares of common stock with a value of $11.3 million related to the payment of contingent consideration from earlier acquisitions. Of the $11.3 million, $2.3 million was recorded as a reduction of other current liabilities and $9.0 million as additional goodwill.

The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1997, 1998 AND 1999

NOTE 1--NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     We design, build, install and maintain internal and external networks supporting the Internet, Internet-related applications, e-commerce and other communications and energy facilities for leading telecommunications, cable television, energy and other Fortune 500 companies. Based on revenue, we are the largest end-to-end telecommunications and energy infrastructure service provider in North America. We offer comprehensive network infrastructure solutions to a diverse group of customers, enabling our customers to connect with their customers. Our North American operations consist of three segments: external communication services, external energy services and internal communication services.

     Revenue generated by North American operations, as a percentage of total revenue, was 57.2%, 63.8% and 94.8% in 1997, 1998 and 1999, respectively. For the years ended, December 31, 1997, 1998 and 1999, revenue expressed as a percentage of North American revenue generated by external communication services was 76.1%, 68.1% and 74.1%, respectively, by external energy services was 5.2%, 18.0% and 15.3%, respectively, and by internal communication services was 12.5%, 13.4% and 10.5%, respectively. See Note 10. In 1997 and 1998, international operations consisted primarily of our operations in Spain and Brazil. Effective December 31, 1998, we sold 87% of our Spanish operations.

     A summary of the significant accounting policies followed in the preparation of the accompanying consolidated financial statements is presented below:

     MANAGEMENT'S ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates relate to our for allowance for doubtful accounts, accrued insurance, and the realization of certain intangibles and assets held for sale. Actual results could differ from those estimates.

     PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include MasTec, Inc. and its subsidiaries including our 51% interest in our Brazilian operations. All material intercompany accounts and transaction have been eliminated. Certain prior year amounts have been reclassified to conform to the current presentation.

     COMPREHENSIVE INCOME (LOSS). As reflected in the consolidated statement of changes in shareholders' equity, comprehensive income is a measure of net income and all other changes in equity that result from transactions other than with shareholders. Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments.

     FOREIGN CURRENCY. We operate in Brazil, which is subject to greater political, monetary, economic and regulatory risks than our domestic operations. During January 1999, the Brazilian government allowed its currency to trade freely against other currencies resulting in an immediate devaluation of the Brazilian REAIS. Assets and liabilities of foreign subsidiaries and equity with a functional currency other than U.S. dollars are translated into U.S. dollars at exchange rates in effect at the end of the reporting period. Foreign entity revenue and expenses are translated into U.S. dollars at the average rates that prevailed during the period. The resulting net translation gains and losses are reported as foreign

                                 MASTEC, INC.

                        DECEMBER 31, 1997, 1998 AND 1999

NOTE 1--NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

currency translation adjustments in shareholders' equity as a component of other accumulated comprehensive income. Exchange gains and losses on transactions and equity investments denominated in a currency other than their functional currency are included in results of operations as incurred.

     REVENUE RECOGNITION. Revenue and related costs for short-term construction projects (i.e., generally projects with a duration of less than one month) are recognized as the projects are completed. Upon completion of the projects customers provide written acceptance. Revenue generated by certain long-term construction contracts are accounted for by the percentage of completion method under which income is recognized based on the ratio of estimated cost incurred to total estimated contract cost.

     Losses, if any, on such contracts are provided for in full when they become known. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Any costs in excess of billings are classified as current assets. Work in process on contracts is based on work performed but not billed to customers as per individual contract terms.

     We also provide management, coordination, consulting and administration services for construction projects. Compensation for such services is recognized ratably over the term of the service agreement.

     EARNINGS PER SHARE. Basic earnings per common share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per common share include the dilutive effect of stock options using the treasury stock method. The difference between the weighted average common shares outstanding used to calculate basic and diluted earnings per share relates to stock options assumed exercised under the treasury method of accounting of approximately 559,000 and 607,000 at December 31, 1997 and 1999, respectively. Potentially dilutive shares as of December 31, 1998 were not included in the diluted per share calculation include 336,000 shares because their effects would be anti-dilutive due to the loss incurred by us. Accordingly, for 1998, diluted net loss per common share is the same as basic net loss per common share.

     CASH AND CASH EQUIVALENT. We consider all short-term investments with maturities of three months or less when purchased to be cash equivalents. At December 31, 1998 and 1999, we had cash and cash equivalents denominated in Brazilian REAIS that translate to approximately $9.1 million and $20.5 million, respectively.

     INVENTORIES. Inventories (consisting principally of material and supplies) are carried at the lower of first-in, first-out cost or market.

     PROPERTY AND EQUIPMENT. Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements. Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for betterments and major improvements are capitalized. The carrying amounts of assets sold or retired and related accumulated depreciation are eliminated in the year of disposal and the resulting gains and losses are included in income.

                                 MASTEC, INC.

                        DECEMBER 31, 1997, 1998 AND 1999

NOTE 1--NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     INTANGIBLES AND OTHER LONG LIVED ASSETS. Assets and liabilities acquired in connection with business combinations accounted for under the purchase method are recorded at their respective estimated fair values. Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired, including the recognition of applicable deferred taxes, and is amortized on a straight-line basis over a period ranging from 5 to 40 years, with a weighted average amortization period of 23 years. At December 31, 1998 and 1999, we had recorded intangibles primarily consisting of goodwill of $140.5 million and $151.6 million, respectively (net of accumulated amortization of $14.9 million in 1998 and $24.5 million in 1999).

     We review long-lived assets, identifiable intangibles and goodwill and record an impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets or expected future cash flows on an undiscounted basis. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     ACCRUED INSURANCE. We are self-insured for certain property and casualty and worker's compensation exposure and, accordingly, accrue the estimated losses not otherwise covered by insurance.

     INCOME TAXES. We record income taxes using the liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequence of temporary differences between the financial statement and income tax bases of our assets and liabilities. A valuation allowance is established when it is more likely than not that any or all of the deferred tax assets will not be realized.

     STOCK BASED COMPENSATION. We adopted the disclosure provision of Statement of Financial Accounting Standard No. 123, Accounting for Stock Based Compensation ("SFAS 123") and retained the intrinsic value method of accounting for such stock based compensation (see Note 7).

     FAIR VALUE OF FINANCIAL INSTRUMENTS. We estimate the fair market value of financial instruments through the use of public market prices, quotes from financial institutions and other available information. Judgment is required in interpreting data to develop estimates of market value and, accordingly, amounts are not necessarily indicative of the amounts that we could realize in a current market exchange. Our short-term financial instruments, including cash and cash equivalents, accounts and notes receivable, accounts payable and other liabilities, consist primarily of instruments without extended maturities, the fair value of which, based on management's estimates, equaled their carrying values. Long-term debt is carried at face value less unamortized discount. The fair value of our senior notes was approximately $188.0 million at December 31, 1999. We use letters of credit to back certain insurance policies. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the market place.

                                 MASTEC, INC.

                        DECEMBER 31, 1997, 1998 AND 1999

NOTE 2--INVESTING ACTIVITIES

     During 1998 and 1999, we completed 12 and four North American acquisitions, respectively, which have been accounted for under the purchase method of accounting. Accordingly, the results of operations of acquired companies have been included in our consolidated results of operations from their respective acquisition dates. Contingent consideration, to the extent earned, will be recorded as additional goodwill. If the acquisitions had been made at the beginning of 1998 or 1999, pro forma results of operations would not have differed materially from actual results based on historical performance prior to their acquisition by us. During 1999, we acquired Directional Advantage Boring, Inc., Central Trenching, Inc., Queens Network Cable Corp. and Trench Masters, Inc. all of which are external communication services providers.

     Common stock issued in acquisitions is valued based upon the market price of the common stock around the date of purchase or the date the purchase price is determined.

     During the fourth quarter of 1999, we recorded in other current assets a $2.5 million preferred stock investment in a co-location facilities provider. In connection with the investment, we have entered into an agreement to build their neutral central offices throughout the United States.

     We also have 171,250 warrants to purchase common stock at $60.00 per share of a competitive local exchange carrier in the northeastern United States with whom we have a preferred services provider agreement.

     On December 31, 1998, we sold 87% of our Spanish operations to a group of investors and during 1999 we advanced $3.0 million for working capital needs. The sale included the assumption of our remaining indebtedness to Telefonica from the original purchase of our Spanish operations of $25.0 million, for which we are not contingently liable. At December 31, 1999, we had $14.6 million reflected in other current assets, $11.6 million of which subsequently has been received.

     The following information presents the unaudited pro forma condensed results of operations for the years ended December 31, 1998 as if our disposition of our Spanish operations had occurred in January 1998.

         Revenue ............................    $811,582
         Net income .........................       4,962
         Basic earnings per share ...........        0.18
         Diluted earnings per share .........        0.18

     We corrected in consolidation the matter described in paragraph 4 of Sintel's auditors' report, included herein, on our Spanish operations.

NOTE 3--ACCOUNTS RECEIVABLE

     Accounts receivable are presented net of an allowance for doubtful accounts of $3.1 million, $7.3 million, and $9.7 million at December 31, 1997, 1998 and 1999, respectively. We recorded a provision for doubtful accounts of $5.3 million, $4.5 million and $4.7 million during 1997, 1998 and 1999, respectively. In addition, we recorded write-offs of $5.3 million, $0.3 million and $2.3 million during 1997, 1998 and 1999, respectively.

                                 MASTEC, INC.

                        DECEMBER 31, 1997, 1998 AND 1999

NOTE 3--ACCOUNTS RECEIVABLE--(CONTINUED)

     Accounts receivable includes retainage which has been billed but is not due until completion of performance and acceptance by customers, and claims for additional work performed outside original contract terms. Retainage aggregated $18.9 million and $16.5 million at December 31, 1998 and 1999, respectively. Retainage is expected to be collected within one year. Any retainage expected to be collected beyond a year is recorded in long-term other assets.

     Included in accounts receivable is unbilled revenue of $83.3 million and $69.6 million at December 31, 1998 and 1999, respectively. Such unbilled amounts represent work performed but not billable to customers as per individual contract terms, of which $45.2 million and $18.6 million at December 31, 1998 and 1999, respectively, are related to our Brazilian operations. Unbilled revenue is typically billed within one to two months.

NOTE 4--PROPERTY AND EQUIPMENT

     Property and equipment is comprised of the following as of December 31, 1998 and 1999 (in thousands):

                                                                               ESTIMATED
                                                                              USEFUL LIVES
                                                  1998            1999         (IN YEARS)
                                              ------------   -------------   -------------
   Land ...................................    $   7,950      $    6,905
   Buildings and improvements .............        9,961          11,852        5 - 20
   Machinery and equipment ................      168,484         223,378         3 - 7
   Office furniture and equipment .........        9,299          13,760         3 - 5
                                               ---------      ----------
                                                 195,694         255,895
   Less-accumulated depreciation ..........      (58,312)       (102,368)
                                               ---------      ----------
                                               $ 137,382      $  153,527
                                               =========      ==========

                                 MASTEC, INC.

                        DECEMBER 31, 1997, 1998 AND 1999

NOTE 5--DEBT

     Debt is comprised of the following at December 31, (in thousands):

                                                                          1998          1999
                                                                      -----------   ------------
   Revolving credit facility, at LIBOR plus 1.25% (7.06% at
    December 31, 1998 and 6.98% at December 31, 1999) .............    $ 106,300     $  64,000
   Other bank facilities at LIBOR plus 1.50% (6.31% at December 31,
    1998 and 7.32% at December 31, 1999) ..........................        6,206         7,707
   Notes payable for equipment, at interest rates from 7.5% to 8.5%
    due in installments through the year 2000 .....................        6,145         3,920
   Notes payable for acquisitions, at interest rates from 7% to 8%
    due in installments through February 2000 .....................        3,431         4,254
   Senior notes, 7.75% due February 2008 ..........................      199,750       199,777
                                                                       ---------     ---------
   Total debt .....................................................      321,832       279,658
   Less current maturities ........................................      (11,143)      (12,200)
                                                                       ---------     ---------
   Long-term debt .................................................    $ 310,689     $ 267,458
                                                                       =========     =========

     We have a credit facility that provides for borrowings up to an aggregate amount of $165.0 million. Amounts outstanding under the revolving credit facility mature on June 9, 2001. Upon written request by us and at the bank's sole discretion, the maturity date of the credit facility may be extended to June 9, 2002. We are required to pay an unused facility fee ranging from .25% to .50% per annum on the facility, depending upon certain financial covenants. The credit facility is secured by a pledge of shares of certain of our subsidiaries. Interest under the credit facility accrues at rates based, at our option, on the agent bank's base rate plus a margin of up to .50% depending on certain financial covenants or 1% above the overnight federal funds effective rate, whichever is higher, or its LIBOR Rate (as defined in the credit facility) plus a margin of 1.00% to 2.25%, depending on certain financial covenants.

     We had outstanding $8.3 million in standby letters of credit as of December 31, 1999.

     On January 30, 1998, we issued $200.0 million, 7.75% senior subordinated notes due in February 2008 with interest due semi-annually. The net proceeds were used primarily for acquisitions and other corporate purposes.

     The credit facility and the senior notes contain customary events of default and covenants which prohibit, among other things, making investments in excess of a specified amount, incurring additional indebtedness in excess of a specified amount, paying dividends in excess of a specified amount, making capital expenditures in excess of a specified amount, creating liens, prepaying other indebtedness, including the senior notes, and engaging in certain mergers or combinations without the prior written consent of the lenders. The credit facility also provides that we must maintain certain financial ratio coverages, requiring, among other things minimum ratios at the end of each fiscal quarter of debt to earnings and earnings to interest expense.

                                 MASTEC, INC.

                        DECEMBER 31, 1997, 1998 AND 1999

NOTE 5--DEBT--(CONTINUED)

     At December 31, 1999, debt matures as follows:

         2000 ..........................    $ 12,200
         2001 ..........................      67,308
         2002 ..........................         345
         2003 ..........................          28
         Thereafter (due 2008) .........     199,777
                                            --------
                                            $279,658
                                            ========

NOTE 6--LEASE COMMITMENTS

     We have operating lease agreements for our premises and equipment that expire on various dates through 2005. The operating lease agreements are subject to escalation. Rent expense for the year ended December 31, 1999, was approximately $14.8 million.

     Minimum future lease commitments under non-cancelable operating leases in effect at December 31, 1999 were as follows:

         2000 ...................................    $11,263
         2001 ...................................      9,747
         2002 ...................................      7,776
         2003 ...................................      5,805
         2004 ...................................      1,766
         Thereafter .............................      3,832
                                                     -------
           Total minimum lease payments .........    $40,189
                                                     =======

NOTE 7--STOCK OPTION PLANS

     We have three stock option plans currently in effect: the 1994 Stock Incentive Plan (the "1994 Plan"), the 1994 Stock Option Plan for Non-Employee Directors (the "Directors' Plan") and the 1999 Non-Qualified Employee Stock Option Plan (the "Non-Qualified Plan"). Typically, options under these plans are granted at fair market value at the date of grant, vest between three to five years and terminate no later than 10 years from the date of grant.

     Under these plans there were a total of 1,654,151, 1,291,962 and 286,703 options available for grant at December 31, 1997, 1998 and 1999, respectively. We also have a non-qualified stock purchase plan whereby eligible employees may purchase common stock through payroll deductions at a 15% discount from fair market value.

     In addition, there are 149,000 options outstanding under individual option agreements with varying vesting schedules at exercise prices ranging from $3.83 to $21.09 with terms up to 10 years.

                                 MASTEC, INC.

                        DECEMBER 31, 1997, 1998 AND 1999

NOTE 7--STOCK OPTION PLANS--(CONTINUED)

     The following is a summary of all stock option transactions:

                                                                                    WEIGHTED
                                                                 WEIGHTED         AVERAGE FAIR
                                                 STOCK            AVERAGE           VALUE OF
                                                OPTIONS       EXERCISE PRICE     OPTIONS GRANTED
                                             -------------   ----------------   ----------------
   Outstanding December 31, 1996 .........       897,900          $ 9.98
   Granted ...............................     1,254,950           24.96             $19.97
   Exercised .............................      (201,950)           5.58
   Canceled ..............................      (343,475)          23.62
                                               ---------          ------
   Outstanding December 31, 1997 .........     1,607,425           17.06
   Granted ...............................     1,234,250           19.17             $13.29
   Exercised .............................      (101,990)          11.38
   Canceled ..............................      (110,580)          19.47
                                               ---------          ------
   Outstanding December 31, 1998 .........     2,629,105           18.32
   Granted ...............................     1,849,955           32.65             $16.04
   Exercised .............................      (407,069)          16.21
   Canceled ..............................      (168,030)          22.26
                                               ---------          ------
   Outstanding December 31, 1999 .........     3,903,961          $25.21
                                               =========          ======

     The following table summarizes information about stock options outstanding at December 31, 1999:

                                STOCK OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                    -------------------------------------------------   ---------------------------
                                           WEIGHTED         WEIGHTED                       WEIGHTED
     RANGE OF                               AVERAGE          AVERAGE                       AVERAGE
     EXERCISE          NUMBER OF           REMAINING        EXERCISE       NUMBER OF       EXERCISE
      PRICES         STOCK OPTIONS     CONTRACTUAL LIFE       PRICE      STOCK OPTIONS      PRICE
-----------------   ---------------   ------------------   ----------   ---------------   ---------
  $ 3.83-5.29             54,300                  4.19       $ 4.49           54,300       $ 4.49
    6.83-8.68            121,250                  5.59         7.56           75,553         7.66
    8.92-14.63           136,350                  3.20         9.60           82,800         9.51
   15.59-20.19           630,300                  8.99        17.96          451,634        18.18
   20.56-29.69         2,281,706                  8.49        25.31          601,129        21.08
   31.19-40.19           680,055                  9.89        39.50            2,600        31.63
                       ---------                  ----       ------          -------       ------
    3.83-40.19         3,903,961                  8.48        25.21        1,268,016        17.80
                       =========                  ====       ======        =========       ======

     We have elected to follow Accounting Principles Board Option No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its employees stock options. Therefore, no compensation cost has been recognized.

                                 MASTEC, INC.

                        DECEMBER 31, 1997, 1998 AND 1999

NOTE 7--STOCK OPTION PLANS--(CONTINUED)

     We have reflected below the 1997, 1998 and 1999 earnings as if compensation expense relative to the fair value of the options granted had been recorded under the provisions of SFAS No. 123 "Accounting for Stock- Based Compensation." The fair value of each option grant was estimated using the BlackScholes option-pricing model with the following assumptions used for grants in 1997, 1998 and 1999, respectively: a five, six and five year expected life for 1997, 1998 and 1999, respectively; volatility factors of 82%, 72% and 41% respectively; risk-free interest rates of 5.5%, 4.3% and 5.9%, respectively; and no dividend payments.

                                           1997           1998          1999
                                        ----------   -------------   ----------
   Net income (loss):
   As reported ......................    $34,664       $ (13,915)     $44,726
                                         =======       =========      =======
   Pro forma ........................    $28,797       $ (28,472)     $32,980
                                         =======       =========      =======
   Basic earnings (loss) per share:
   As reported ......................    $  1.31       $   (0.51)     $  1.61
   Pro forma ........................    $  1.09       $   (1.04)     $  1.19
   Diluted earnings (loss) per share:
   As reported ......................    $  1.28       $   (0.51)     $  1.57
   Pro forma ........................    $  1.07       $   (1.04)     $  1.16

NOTE 8--INCOME TAXES

     The provision (benefit) for income taxes consists of the following (in thousands):

                                             1997         1998          1999
                                          ---------   ------------   ----------
   Current:
    Federal ...........................    $ 9,583      $ (3,876)     $ 32,069
    Foreign ...........................      4,465         1,376           214
    State and local ...................      1,670           536         3,770
                                           -------      --------      --------
                                            15,718        (1,964)       36,053
                                           -------      --------      --------
   Deferred:
    Federal ...........................      2,730         9,193        (5,889)
    Foreign ...........................      2,040         5,430         1,740
    State and local ...................        456          (109)        1,362
                                           -------      --------      --------
                                             5,226        14,514        (2,787)
                                           -------      --------      --------
   Provision for income taxes .........    $20,944      $ 12,550      $ 33,266
                                           =======      ========      ========

                                 MASTEC, INC.

                        DECEMBER 31, 1997, 1998 AND 1999

NOTE 8--INCOME TAXES--(CONTINUED)

     The tax effects of significant items comprising our net deferred tax liability as of December 31, 1998 and 1999 are as follows (in thousands):

                                                                 1998            1999
                                                            -------------   -------------
   Deferred tax assets:
    Non-compete .........................................     $   6,068       $   5,919
    Bad debts ...........................................         2,694           4,279
    Accrued self insurance ..............................         4,655           5,468
    Operating loss and tax credit carry forward .........         1,186           1,960
    All other ...........................................         4,762           2,105
                                                              ---------       ---------
   Total deferred tax assets ............................        19,365          19,731
                                                              ---------       ---------
   Deferred tax liabilities:
    Installment sale ....................................     $   7,452       $   3,902
    Accounts receivable retainage .......................         6,891           5,665
    Property and equipment ..............................        12,737          15,709
    Asset re-evaluations ................................         5,901           5,526
    All other ...........................................         3,328           2,080
                                                              ---------       ---------
   Total deferred tax liabilities .......................        36,309          32,882
    Valuation allowance .................................           211              --
                                                              ---------       ---------
   Net deferred tax liability ...........................     $ (17,155)      $ (13,151)
                                                              =========       =========

     The net deferred tax liability includes deferred items resulting from acquisitions made during the period which are not reflected as part of the deferred tax provision. During 1999, the net change in the valuation allowance for the deferred tax asset was a decrease of $0.2 million. Such change is attributed to amounts expected to be realized through future earnings.

     A reconciliation of U.S. statutory federal income tax expense on the earnings from continuing operations is as follows:

                                                                      L997      1998       1999
                                                                     ------   --------   -------
   U.S. statutory federal rate applied to pretax income ..........     35%        35%       35%
   State and local income taxes ..................................      2         10         4
   Effect of non-U.S. tax rates ..................................     (1)       (23)       --
   Amortization of intangibles ...................................     --         58         2
   Gain on sale of Spanish operations ............................     --        329        --
   Non-deductible expenses .......................................     --         37         2
   Other .........................................................      1         33        (1)
                                                                       --        ---        ---
   Provision for income taxes ....................................     37%       479%       42%
                                                                       ==        ===        ==

     No provision has been made for the years ended December 31, 1998 and 1999 for U.S. income taxes on the undistributed earnings of the foreign subsidiaries since it is our intention to utilize those earnings in the foreign operations for an indefinite period of time. During 1998, MasTec sold its interest in its Spanish operations which resulted in a tax liability of $7.8 million. At December 31, 1999,

                                 MASTEC, INC.

                        DECEMBER 31, 1997, 1998 AND 1999

NOTE 8--INCOME TAXES--(CONTINUED)

undistributed earnings of the remaining foreign subsidiaries amounted to $13.2 million. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of $0.2 million would be required.

     The Internal Revenue Service is currently reviewing the tax returns filed by MasTec for the years ended December 31, 1995 and 1996. No adjustments have been proposed to date related to this review.

NOTE 9--CAPITAL STOCK

     MasTec has authorized 100,000,000 shares of common stock, $0.10 par value. At December 31, 1998 and 1999, approximately 27,382,000 and 28,233,000 shares of common stock were issued and outstanding. At December 31, 1998 and 1999, MasTec had 5,000,000 shares of authorized but unissued preferred stock, respectively.

NOTE 10--OPERATIONS BY GEOGRAPHIC AREAS AND SEGMENTS

     We currently derive a substantial portion of our revenue from providing external communication services to BellSouth. For the year ended December 31, 1997, approximately 27%, 13% and 11% of our revenue was derived from services performed for Telefonica, BellSouth and Telebras, respectively. For the year ended December 31, 1998, approximately 19% of our revenue was derived from services performed for Telefonica. For the year ended December 31, 1999, approximately 12.0% of our revenue was derived from services performed for BellSouth. Accounts receivable from our BellSouth approximated $17.1 million at December 31, 1999.

     Our North American operations consist of three segments: External Communication Services, External Energy Services and Internal Communication Services. We also operate in Brazil.

     EXTERNAL COMMUNICATION SERVICES. We design, build, install and maintain the physical facilities used to provide end-to-end telecommunications service from the provider's central office, switching center or cable head-end to the ultimate consumer's home or business. These services include: designing conduit networks and fiber rings; placing and splicing fiber optic, coaxial and copper cable; excavating trenches in which to place the cable; fabricating and placing related structures such as poles, anchors, conduits, manholes, cabinets and closures; placing drop lines from the main distribution terminals to the customer's home or business; and maintaining, removing and replacing these facilities.

     We also provide route development, right of way and other site acquisition, permitting, materials procurement, acceptance testing and as-built documentation.

     EXTERNAL ENERGY SERVICES. We provide external network and infrastructure services to public and private utilities. These services consist of overhead and underground installation and maintenance of electrical and other utilities' transmission and distribution networks, substation construction and maintenance, right-of-way maintenance and restoration of asphalt and concrete surfaces. They are substantially similar to the services we provide to our telecommunications customers, but the work often involves the installation and splicing of high-voltage transmission and distribution lines.

                                 MASTEC, INC.

                        DECEMBER 31, 1997, 1998 AND 1999

NOTE 10--OPERATIONS BY GEOGRAPHIC AREAS AND SEGMENTS--(CONTINUED)

     INTERNAL COMMUNICATION SERVICES. We provide services consisting of the design, installation, testing and documentation of switching and transmission equipment and supporting components at a provider's point-of-presence (central office) locations. We also design, install and maintain integrated voice, data and video networks inside customer premises as well as the infrastructure required to support complex intranet and Internet solutions. We provide systems integration services, which involve the selection, configuration, installation and maintenance of software, hardware, other computing and communications equipment and cabling to provide an integrated computing and communications system. Internal communication services are less capital intensive than external communication services but require a more technically proficient work force. We provide switching and transmission services to equipment vendors, and premise wiring and structured cabling services to large corporate customers with multiple locations.

                                 MASTEC, INC.

                        DECEMBER 31, 1997, 1998 AND 1999

NOTE 10--OPERATIONS BY GEOGRAPHIC AREAS AND SEGMENTS--(CONTINUED)

     The following table set forth, for each of 1997, 1998 and 1999, certain information about segment results of operations and segment assets (in thousands).

                                      EXTERNAL        INTERNAL     EXTERNAL
                                   COMMUNICATION   COMMUNICATION    ENERGY
               1997                   SERVICES        SERVICES     SERVICES   INTERNATIONAL(1)    OTHER(2)    CONSOLIDATED
--------------------------------- --------------- --------------- ---------- ------------------ ------------ -------------
Revenue .........................     $286,814        $ 47,285     $ 19,693       $282,393       $  23,254    $  659,439
                                      ========        ========     ========       ========       =========    ==========
Operating income (loss) .........       44,794           4,865          607         21,450         (14,233)       57,483
Depreciation and
  amortization ..................       16,210           1,022        2,888          3,403             332        23,855
Total assets ....................      194,245          51,606       33,250        325,458          25,665       630,224
Capital expenditures ............       16,387           1,113        1,223          1,879             932        21,534

                                      EXTERNAL        INTERNAL     EXTERNAL
                                   COMMUNICATION   COMMUNICATION    ENERGY
               1998                   SERVICES        SERVICES     SERVICES   INTERNATIONAL(1)    OTHER(2)    CONSOLIDATED
--------------------------------- --------------- --------------- ---------- ------------------ ------------ -------------
Revenue .........................     $455,798       $  89,687     $120,218       $379,294       $   3,925    $1,048,922
                                      ========       =========     ========       ========       =========    ==========
Operating income (loss) .........       33,258         (11,460)      10,910         15,167         (19,615)       28,260
Depreciation and
  amortization ..................       24,600           1,617       10,095          6,029             972        43,313
Total assets ....................      299,952          61,185       87,181        186,023          97,880       732,221
Capital expenditures ............       41,946           2,361       25,872          5,003           1,263        76,445

                                      EXTERNAL        INTERNAL     EXTERNAL
                                   COMMUNICATION   COMMUNICATION    ENERGY
               1999                   SERVICES        SERVICES     SERVICES   INTERNATIONAL(1)    OTHER(2)    CONSOLIDATED
--------------------------------- --------------- --------------- ---------- ------------------ ------------ -------------
Revenue .........................     $743,955        $105,246     $153,179       $ 55,220       $   1,422    $1,059,022
                                      ========        ========     ========       ========       =========    ==========
Operating income (loss) .........      107,048           5,769       12,069            496         (18,205)      107,177
Depreciation and
  amortization ..................       35,683           2,468       12,560          4,016           1,421        56,148
Total assets ....................      394,662          63,083       84,472        142,672          43,520       728,409
Capital expenditures ............       57,786           1,815        8,845             86             975        69,507

----------------
(1) For the year ended December 31, 1997, revenue, depreciation and amortization and operating profit was $74.9 million, $390,000 and $9.6 million, respectively, for Brazil and $207.5 million, $3.0 million and $11.8 million, respectively, for Spain. As of December 31, 1997, assets and capital expenditures consisted of $93.4 million and $0, respectively for Brazil, $195.2 million and $1.9 million, respectively for Spain and $36.9 million related to other international entities. For the year ended December 31, 1998 revenue, depreciation and amortization and operating profit (loss) was $142.0 million, $3.3 million and $15.3 million, respectively for Brazil and $237.3 million, $2.7 million and $(134,000) respectively for Spain. As of December 31, 1998 total assets consisted of $117.2 million for Brazil, capital expenditures consisted of $3.5 million for Brazil and $1.5 million for Spain, and total assets of $68.8 million related to our other international entities, which includes a note receivable of $25.8 million in connection with the sale of our Spanish operations. For the year ended December 31, 1999, international includes only our Brazilian operations.

(2) Consists of non-core construction and corporate operations.

                                 MASTEC, INC.

                        DECEMBER 31, 1997, 1998 AND 1999

NOTE 10--OPERATIONS BY GEOGRAPHIC AREAS AND SEGMENTS--(CONTINUED)

     There are no significant transfers between geographic areas and segments. Operating income consists of revenue less operating expenses, and does not include interest expense, interest and other income, equity in earnings of unconsolidated companies, minority interest and income taxes. Operating income is net of corporate general and administrative expenses. Total assets are those assets used in our operations in each segment. Corporate assets include cash and cash equivalents, real estate assets held for sale and notes receivable.

NOTE 11--COMMITMENTS AND CONTINGENCIES

     In the fourth quarter of 1999, we entered into a stipulation of settlement regarding two shareholder class action and derivative lawsuits first filed in 1990. The two Delaware state court lawsuits alleged, among other things, that various former fiduciaries of MasTec breached their duties in approving certain transactions, including, the acquisition of control of the Company in 1994 in these former fiduciaries engaged in mismanagement, waste and breach of fiduciary duties in managing our affairs prior to the acquisition of control. The settlement, which must be approved by the court, calls for the payment of certain amounts by another defendant, a dismissal of the actions with prejudice and full release of all parties. We are not required to make any payments or to contribute to any amounts paid by other parties.

     In November 1997, Church & Tower filed a lawsuit against Miami-Dade County (the "County") in Florida state court alleging breach of contract and seeking damages exceeding $3.0 million in connection with the County's refusal to pay amounts due to Church & Tower under a multi-year agreement to perform road restoration work for the Miami-Dade Water and Sewer Department ("MWSD"), a department of the County, and the County's wrongful termination of the agreement. The County has refused to pay amounts due to Church & Tower under the agreement until alleged overpayments under the agreement have been resolved, and has counterclaimed against us and is seeking unspecified damages. The County also has refused to award a new road restoration agreement for MWSD to Church & Tower, which was the low bidder for the new agreement. We are vigorously pursuing this lawsuit and believe that we will not incur any material liability from this lawsuit.

     We are a party to other pending legal proceedings arising in the normal course of business, none of which MasTec believes is material to our financial position or results of operations.

     In connection with certain contracts, we have signed certain agreements of indemnity in the aggregate amount of approximately $500.0 million, of which approximately $361.6 million relate to the uncompleted portion of contracts in process. These agreements are to secure the fulfillment of obligations and performance of the related contracts.

     Our current and future operations and investments in certain foreign countries are generally subject to the risks of political, economic or social instability, including the possibility of expropriation, confiscatory taxation, hyper-inflation or other adverse regulatory or legislative developments, or limitations on the repatriation of investment income, capital and other assets. We cannot predict whether any of such factors will occur in the future or the extent to which such factors would have a material adverse effect on our international operations.

                                 MASTEC, INC.

                        DECEMBER 31, 1997, 1998 AND 1999

NOTE 12--ASSETS HELD FOR SALE

     Included in assets held for sale at December 31, 1999 is our minority interest in Supercanal Holding S.A. ("Supercanal") a cable television operator in western Argentina with a carrying value at December 31, 1999 of approximately $17.9 million, and our minority interest in Consorcio Ecuatoriano de Telecomunicaciones, S.A. ("Conecel"), one of two cellular operators in Ecuador with a carrying value of $12.1 million. Both Supercanal and Conecel defaulted, during the second quarter of 1999, on their third-party obligations. We do not guarantee any of their indebtedness.

     We are monitoring our investments in Argentina and Ecuador and have determined that the carrying values of these assets as of December 31, 1999 have not been further impaired. We periodically review the carrying value of our South American assets through our independent sources including information provided by the companies, actual or proposed transactions, valuation from investment bankers, discussions with other stakeholders and comparable transactions. We have engaged investment bankers to dispose of our interest in Conecel and Supercanal. There can be no assurance that future transactions or events will not result in a further impairment of these assets. In the case of Supercanal, we executed an agreement in September 1997 to sell less than half of our interest in Supercanal in excess of its carrying value. In early 1999, we received a valuation from an investment banking firm that valued our interest at more than its carrying value, and later in 1999 received an offer to purchase the interest for a combination of cash and other securities valued at more than the carrying value.

     We do not exercise significant influence over the management of Supercanal because the other two shareholders holding 72% of the outstanding stock are entitled to make most significant decisions regarding the operations of Supercanal under a stockholders' agreement. Additionally, we are not represented on the board of directors.

     On January 25, 2000, the majority shareholders of Supercanal approved a capital increase which would require MasTec to contribute approximately $5.9 million to Supercanal within the next six months to maintain our interest. We are considering whether to make the capital contribution.

     In December 1997, we sold our investment in the holding company for Conecel for $20.0 million in cash and 7.5 million shares of Conecel common stock valued at $25.0 million. Accordingly, we recognized a gain of $4.4 million net of tax based on the percent of cash received to the total transaction value. In the fourth quarter of 1999, we recorded a $4.0 million write-down of our investment in Conecel based upon a publicly announced purchase of a controlling interest in Conecel by an unaffiliated purchaser. As part of the transaction, Conecel's third party debt obligations would be restructured and would no longer be in default.

     We have a $28.6 million investment in a PCS wireless system in Paraguay which is held for sale. The system became operational in January 2000 in accordance with its license requirements. We are actively marketing the system for sale. Our Paraguayan subsidiary is under a preliminary investigation for alleged improper conduct by certain of its employees in connection with a prior extension of the completion deadline. We believe that the allegations are baseless.

     We also have other international investments with a carrying value of $2.6 million recorded as assets held for sale as of December 31, 1999. We estimate that the carrying value of such assets held for sale will be realized upon their ultimate disposition.

                                 MASTEC, INC.

                        DECEMBER 31, 1997, 1998 AND 1999

NOTE 12--ASSETS HELD FOR SALE--(CONTINUED)

     During the year ended December 31, 1999 we sold non-core real estate reflected at $6.9 million at a loss of $1.1 million. Currently, approximately $4.6 million remains unsold. Of the original $10.5 million reflected at December 31, 1998, an additional $950,000 was recorded as an asset held for sale and subsequently disposed.

NOTE 13--QUARTERLY INFORMATION (UNAUDITED)

     The following table presents unaudited quarterly operating results for the two years ended December 31, 1999. MasTec believes that all necessary adjustments have been included in the amounts stated below to present fairly the quarterly results when read in conjunction with the Consolidated Financial Statements and Notes thereto for the years ended December 31, 1998 and 1999.

                                                   1998                                            1999
                                               QUARTER ENDED                                   QUARTER ENDED
                              ----------------------------------------------- -----------------------------------------------
                                 MAR 31      JUN 30      SEP 30      DEC 31      MAR 31      JUN 30      SEP 30      DEC 31
                              ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA
Revenue .....................  $ 186,095   $246,106    $288,606    $ 328,115   $206,796    $238,688    $301,092    $312,446
Gross profit, excluding
 depreciation and
 amortization ...............     33,129     59,878      70,093       82,710     44,699      60,419      73,332      76,773
Operating income (loss) .....    (13,599)    20,011      26,289       (4,441)    12,661      26,010      34,735      33,771
Net income (loss) ...........    (12,099)     9,395      13,413      (24,624)     4,352      12,177      17,146      11,051
Basic earnings (loss)
 per share ..................  $   (0.44)  $   0.34    $   0.49    $   (0.90)  $   0.16    $   0.44    $   0.61    $   0.39
Diluted earnings (loss)
 per share ..................  $   (0.44)  $   0.33    $   0.48    $   (0.90)  $   0.16    $   0.43    $   0.60    $   0.38

     We believe that the effects of inflation have not had a significant impact on our results of operations or financial condition. However, the results of operations have been impacted due to the devaluation in Brazil (see Note 1). MasTec's results of operations have historically been seasonally weaker in the first and fourth quarters of the year and have produced stronger results in the second and third quarters.

     The first quarter of 1998 was negatively affected by severe weather, $4.0 million related to bad debts incurred in North American operations and $13.4 million of severance expenses related to our Spanish operations.

     The fourth quarter of 1998 includes a non-recurring $33.8 million charge for payments made pursuant to employment and non-competition agreements entered into with management of our internal and external communication services segment and $1.4 million expense for start-up costs.

     The $33.8 million charge relates to up-front amounts in the form of signing bonuses and extended non-competition payments made under the agreements that could not be attributed to future services. Base salary and bonuses for future performance paid pursuant to these agreements are being recognized over the related service periods. The up-front payments were paid to these managers to

                                 MASTEC, INC.

                        DECEMBER 31, 1997, 1998 AND 1999

NOTE 13--QUARTERLY INFORMATION (UNAUDITED)--(CONTINUED)

resolve issues arising from the original price paid for the acquisition of their businesses and issues relating to these managers' roles within our company, as well as to preserve the goodwill of the acquired businesses. These issues arose primarily from a significant decline in the value of the MasTec shares these managers received between the time when we bought their businesses and the expiration of the period when they were restricted from sale of the shares. Because neither these payments nor the agreements were contemplated, included or required under the original terms of the business acquisitions and could not be attributed to future services, these payments were recorded as operating expenses in 1998, rather than deferred or amortized.

     During the fourth quarter of 1998, we sold at a loss of $9.2 million ($17.0 million net of taxes) 87% of our Spanish operations.

     In the fourth quarter of 1999, we recorded a $4.0 million write-down of our investment in Conecel based upon a publicly announced purchase of a controlling interest in Conecel by an unaffiliated purchaser. Additionally, we recorded a $2.0 million write-down related to an ancillary international asset, start-up expenses of $2.2 million related to our Paraguayan PCS system and a $2.0 million foreign currency transaction loss related to a note receivable resulting from the sale of the Spanish operation.

                             * * * * * * * * * * * *

                                  [MASTEC LOGO

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.


PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED FEBRUARY 4, 2000


                                2,500,000 SHARES

                                 [MASTEC LOGO]

                                  COMMON STOCK

                                ---------------

MASTEC, INC. IS OFFERING 2,500,000 SHARES OF ITS COMMON STOCK.

                                ---------------

MASTEC'S COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "MTZ." ON FEBRUARY 2, 2000 THE REPORTED LAST SALE PRICE OF MASTEC'S COMMON STOCK ON THE NEW YORK STOCK EXCHANGE WAS $48 7/16 PER SHARE.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.


                                ---------------
                               PRICE $   A SHARE
                                ---------------

                                     UNDERWRITING
                       PRICE TO     DISCOUNTS AND    PROCEEDS TO
                        PUBLIC       COMMISSIONS       MASTEC
                    -------------- --------------- --------------
PER SHARE ......... $              $               $
TOTAL ............. $              $               $

A SELLING SHAREHOLDER HAS GRANTED THE UNDERWRITERS THE RIGHT TO PURCHASE UP TO AN ADDITIONAL 375,000 SHARES OF COMMON STOCK TO COVER OVER-ALLOTMENTS. WE WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF THESE ADDITIONAL SHARES.


THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MORGAN STANLEY & CO. INCORPORATED EXPECTS TO DELIVER THE SHARES TO PURCHASERS
ON      , 2000.


                                ---------------
MORGAN STANLEY DEAN WITTER

                         JEFFERIES INTERNATIONAL LIMITED

                                                  MORGAN KEEGAN & COMPANY, INC.

     , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following statement sets forth the estimated amount of expenses (other than underwriting discounts and commissions) to be borne by the Registrant in connection with the Offerings:


   SEC Registration Fee ..................    $ 16,801
   Legal Fees and Expenses ...............     200,000
   Accounting Fees and Expenses ..........     100,000
   Printing and Mailing Expenses .........      80,000
   Miscellaneous Expenses ................     103,199
                                              --------
     TOTAL FEES AND EXPENSES .............    $500,000
                                              ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 607.0831 of the Florida Business Corporation Act (the "Florida Act") provides that a director is not personally liable for monetary damages to the corporation or any person for any statement, vote, decision or failure to act regarding corporate management or policy, by a director, unless: (a) the director breached or failed to perform his duties as a director; and (b) the director's breach of, or failure to perform, those duties constitutes: (i) a violation of criminal law unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (iii) a circumstance under which the director is liable for an improper distribution; (iv) in a proceeding by, or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interests of the corporation, or willful misconduct; or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

     Section 607.0850 of the Florida Act provides that a corporation shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer or employee or agent of the corporation, against liability incurred in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 607.0850 also provides that a corporation shall have the power to indemnify any person, who was or is a party to any proceeding by, or in the right of, the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof.
Section 607.0850 further provides that such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this provision in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Section
607.0850 further provides that to the extent that a director, officer, employee or agent has been successful on the merits or otherwise in defense of any of the foregoing proceedings, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. Under Section 607.0850, any indemnification under the foregoing provisions, unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper under the circumstances because he has met the applicable standard of conduct. Notwithstanding the failure of a corporation to provide such indemnification, and despite any contrary determination by the corporation in a specific case, a director, officer, employee or agent of the corporation who is or was a party to a proceeding may apply for indemnification to the appropriate court and such court may order indemnification if it determines that such person is entitled to indemnification under the applicable standard.

     Section 607.0850 also provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 607.0850.

     The Registrant's Articles of Incorporation provide that the Registrant shall indemnify to the fullest extent authorized by the Florida Act, each person who is involved in any litigation or other proceeding because such person is or was a director or officer of the Registrant, against all expense, loss or liability reasonably incurred or suffered in connection therewith. The Registrant's By-Laws provide that a director or officer may be paid expenses incurred in defending any proceeding in advance of its final disposition upon receipt by the Registrant of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to indemnification.

     The Registrant has obtained primary and excess insurance policies insuring the directors and officers of the Registrant and its subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on behalf of the Registrant, may also pay amounts for which the Registrant has granted indemnification to the directors or officers.

ITEM 16. EXHIBITS

     The following exhibits either are filed herewith or incorporated by reference to documents previously filed or will be filed by amendment, as indicated below:


 EXHIBITS    DESCRIPTION
----------   ------------------------------------------------------------------------------------------------
   1         Form of Underwriting Agreement between the Registrant and the Underwriters.*
   4         Indenture, dated as of February 4, 1998, between the Registrant and First Trust National
             Association, as trustee, relating to the Registrant's 7 3/4% Senior Subordinated Notes due 2008
             (incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on
             Form S-4, filed on February 13, 1998, Registration No. 333-46361).
   5         Form of Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. regarding validity of the shares of Common Stock being offered.*
  23.1       Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5 above).*
  23.2       Consent of PricewaterhouseCoopers LLP.
  23.3       Consent of Arthur Andersen.
  24         Power of Attorney.*

----------------
* Previously filed.

ITEM 17.  UNDERTAKINGS

     a. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     b. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (c)  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on the 3rd day of February, 2000.


                                     MASTEC, INC.

                                     By /s/ Joel-Tomas Citron
                                        ----------------------------------------
                                        Joel-Tomas Citron
                                        Vice-Chairman of the Board of Directors,
                                        President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURE                             TITLE                         DATE
-----------------------------   ------------------------------------   -----------------
/s/ Jorge Mas                   Chairman of the Board of Directors     February 3, 2000
-----------------------------
Jorge Mas

/s/ Joel-Tomas Citron           Vice-Chairman of the Board of          February 3, 2000
-----------------------------   Directors, President and
Joel-Tomas Citron               Chief Executive Officer
                                (Principal Executive Officer)

/s/ Carmen Sabater              Senior Vice President and              February 3, 2000
-----------------------------   Chief Financial Officer
Carmen Sabater                  (Principal Financial Officer)

/s/ Arlene Vargas               Vice President and Controller          February 3, 2000
-----------------------------   (Principal Accounting Officer)
Arlene Vargas

*                               Director                               February 3, 2000
-----------------------------
Eliot C. Abbott

*                               Director                               February 3, 2000
-----------------------------
Joseph P. Kennedy, II

*                               Director                               February 3, 2000
-----------------------------
Arthur B. Laffer

*                               Director                               February 3, 2000
-----------------------------
Olaf Olafsson

*                               Director                               February 3, 2000
-----------------------------
William L. Shiebler

*                               Director                               February 3, 2000
-----------------------------
Jose S. Sorzano

*By: /s/ Jorge Mas
     ------------------------
     Attorney-in-fact

                               INDEX TO EXHIBITS


 EXHIBITS                  DESCRIPTION
----------   ---------------------------------------
23.2         Consent of PricewaterhouseCoopers LLP.
23.3         Consent of Arthur Andersen.